EXECUTION VERSION	Exhibit 2.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

By and Among

2C4K, L.P.,

ARTC ACQUISITIONS, INC.,

ACADIA VISTA, LLC

and

ACADIA HEALTHCARE COMPANY, INC.

November 23, 2012

Article I.	DEFINITIONS		1
	1.1.	Definitions	1

Article II.	PURCHASE AND SALE; PURCHASE PRICE		10
	2.1.	Purchase and Sale of the AmiCare Units	10
	2.2.	Purchase Price	10
	2.3.	Working Capital Adjustment	11
	2.4.	Net Working Capital Adjustment Payment	13

Article III.	CLOSING		13
	3.1.	Closing Date	13
	3.2.	Payments at Closing	14
	3.3.	Buyer Additional Closing Deliveries	14
	3.4.	Sellers and Group Companies Closing Deliveries	14

Article IV.	REPRESENTATIONS AND WARRANTIES OF SELLERS REGARDING SELLERS		16
	4.1.	Organization	16
	4.2.	Authorization, Validity and Effect of Agreement	16
	4.3.	Conflicts	16
	4.4.	Title to Units	17
	4.5.	Legal Proceedings	17
	4.6.	Brokers	17

Article V.	REPRESENTATIONS AND WARRANTIES OF SELLERS REGARDING THE GROUP COMPANIES		17
	5.1.	Organization	17
	5.2.	Capitalization	18
	5.3.	Subsidiaries	18
	5.4.	Financial Statements	18
	5.5.	No Undisclosed Liabilities	19
	5.6.	Absence of Certain Recent Changes	19
	5.7.	Taxes	19
	5.8.	Governmental Permits	21
	5.9.	Compliance with Laws	22
	5.10.	Health Care Regulatory Matters	22
	5.11.	Legal Proceedings	24
	5.12.	Real Property	24
	5.13.	Personal Property	25
	5.14.	Intellectual Property	25
	5.15.	Material Contracts	26
	5.16.	Accounts Receivable	27
	5.17.	Employee Benefits	27
	5.18.	Labor Matters	29

i

(continued)

ii

(continued)

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated as of November 23, 2012, by and among 2C4K, L.P., a Texas limited partnership (“2C4K”), ARTC ACQUISITIONS, INC., a Delaware corporation (“ARTC, and together with 2C4K, each a “Seller” and collectively, “Sellers”), Acadia Vista, LLC, a Delaware limited liability company (“Buyer” and, with Seller, each a “Party” and collectively, the “Parties”), and ACADIA HEALTHCARE COMPANY, INC., a Delaware corporation (“Acadia”).

RECITALS:

A. Sellers own all of the outstanding Units (as defined herein) of AmiCare Behavioral Centers, LLC, a Delaware limited liability company (“AmiCare”). AmiCare and its Subsidiaries (as defined herein) are engaged in the business of owning, operating and managing behavioral healthcare facilities.

B. Buyer is a wholly-owned subsidiary of Acadia, and Acadia has agreed to join this Agreement for the limited purposes set forth in its joinder hereto.

C. Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of the AmiCare Units, all on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed among the Parties as follows.

ARTICLE I

DEFINITIONS

1.1 Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1, which shall be equally applicable to both the singular and plural forms.

“2007 Option Plan” means the AmiCare Behavioral Centers, LLC 2007 Unit Option plan, as amended.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of this definition, a Person has control of another Person if it has the direct or indirect ability or power to direct or cause the direction of management policies of such other Person or otherwise direct the affairs of such other Person, whether through ownership of at least fifty percent (50%) of the voting securities of such other Person, by Contract or otherwise.

“AmiCare Units” means the voting and non-voting membership interests of AmiCare.

“Business” means the operations of the Group Companies, as currently conducted.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in New York City are authorized or required by Law to close.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer or an Affiliate of Buyer under this Agreement or in connection herewith.

“Buyer Group Member” means Buyer and its Affiliates, and their respective directors, officers, successors and permitted assigns.

“Cash and Cash Equivalents” means the aggregate amount of cash and cash equivalents (including marketable securities and short term investments) of the Group Companies as of immediately prior to the Closing.

“Closing” means the closing of the purchase and sale of the AmiCare Units by Buyer and Sellers in exchange for the Purchase Price.

“Closing Indebtedness” means the total amount of Indebtedness encumbering the Group Companies as of immediately prior to the Closing.

“COBRA” means Section 4980B of the Code or Title I, Part 6, of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Constituent Documents” means any charter, certificate of incorporation, certificate of formation, certificate of organization, articles of association, bylaws, operating agreements, partnership agreement, trust agreement or similar formation or governing documents and instruments.

“Contaminant” means any contaminant, pollutant, hazardous or toxic substance or waste, petroleum or petroleum derived substance, additive or wastes, infectious medical waste, radioactive materials, or any other compound, element or substance in any form regulated by, or giving rise to liability under, any Environmental Law.

“Contemplated Transactions” means the transactions contemplated by this Agreement, the Seller Ancillary Agreements and the Buyer Ancillary Agreements.

“Cost Report Period” shall mean any year or any other period that is treated as a year, with respect to which any cost report may be required to be filed by any Government Healthcare Program.

“Cost Report Straddle Period” means a Cost Report Period that, to the extent it relates to a Group Company, includes, but does not end on, the Closing Date.

“Designated Facility” means those Facilities identified on Schedule 1.1 B as inpatient psychiatric hospitals.

“Encumbrance” means any lien, claim, charge, security interest, mortgage, deed of trust, pledge, easement, option, limitation on use, conditional sale or other title retention agreement, defect in title or other restrictions of a similar nature.

“Environmental Laws” means all applicable Laws concerning pollution or protection of the environment and or human health, or the use, management, disposal, discharge, release or threatened release of any Contaminant, as such of the foregoing are enacted and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any subsidiary or other entity that would be considered a single employer with Sellers or any Group Company within the meaning of Section 414 of the Code.

“Escrow Agent” means SunTrust Bank, a Georgia banking corporation.

“Escrow Amount” means $5,000,000.00.

“Excluded Liabilities” shall mean all of the following, except (x) to the extent included in the calculation of Closing Working Capital and (y) for any Excluded Liability which is also an Adjustment:

(i) Any Loss arising from or related to (a) any Proceeding involving any Group Company or against Sellers involving any Facility or Group Company filed at any time prior to the Closing, (b) any such threatened or potential Proceeding with respect to which Sellers or a Group Company has provided notice to the applicable insurance carrier prior to the Closing, (c) any such threatened or potential Proceeding with respect to events occurring prior to the Closing with respect to which Sellers or a Group Company would have been covered by its applicable insurance coverage in effect immediately prior to the Closing if Sellers or a Group Company had timely provided notice to the applicable insurance carrier prior to the Closing or (d) the items described on attached Schedule 1.1 A;

(ii) any Loss arising from or related to any operations or business of Sellers or their Affiliates, other than the Group Companies.

“Facilities” means the health care facilities listed on Schedule 1.1 B, each of which shall be a “Facility”.

“Facilities Material Adverse Effect” means any change, effect, event or condition that, individually or in the aggregate with all other changes, effects, events or conditions, has, or would reasonably be expected to have, a material adverse effect upon the financial condition, business or results of operations of any individual Designated Facility; provided, however, that any adverse change, effect, event or condition arising from or related to the following shall not be taken into account in determining whether a Facilities Material Adverse Effect has occurred: (i) any changes or conditions affecting economic or capital markets in the United States or internationally, or any change in interest rates or general economic conditions in the industries or markets in which the Group Companies operate; (ii) any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iii) any changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) any changes in GAAP; (v) any change in any Law, including any changes in Laws affecting the regulation of health care services; (vi) any change that is generally applicable to behavioral health care companies; (vii) to the extent reasonably demonstrable by Sellers, the entry into or announcement of this Agreement, the Contemplated Transactions or the identity of Buyer or its Affiliates; or (viii) compliance with the terms of this Agreement or the taking of any action (or omission of any action) expressly consented to or requested by Buyer; provided that change, effect, event or condition described in the foregoing clauses (v) or (vi) is not, or would not reasonably be expected to be, disproportionately adverse in any material respect to the financial condition, business or results of operations of the Group Companies, taken as a whole, or any individual Designated Facility, as compared to other Persons engaged in the industries and in the lines or types of businesses in which the Group Companies operate.

“GAAP” means United States generally accepted accounting principles as modified as described in Schedule 1.1 C and applied by AmiCare consistently throughout the periods involved and in accordance with AmiCare’ s prior practices and policies.

“Governmental Body” means any federal, state, local or other governmental authority or regulatory body, agency, instrumentality or commission, or court, tribunal or judicial or arbitral body.

“Governmental Order” means any judgment, order, writ, injunction, stipulation, determination, award, ruling or decree entered by or with any Governmental Body.

“Group Companies” means, collectively, AmiCare and its Subsidiaries.

“Group Companies Intellectual Property” means all Intellectual Property that is owned or licensed by the Group Companies and that is material to the conduct of the Business as conducted on the date hereof.

“Group Companies Material Adverse Effect” means any change, effect, event or condition that, individually or in the aggregate with all other changes, effects, events or conditions, has, or would reasonably be expected to have, a material adverse effect upon the financial condition, business or results of operations of the Group Companies, taken as a whole; provided, however, that any adverse change, effect, event or condition arising from or related to the following shall not be taken into account in determining whether a Group Companies Material Adverse Effect has occurred: (i) any changes or conditions affecting economic or capital markets in the United States or internationally, or any change in interest rates or general economic conditions in the industries or markets in which the Group Companies operate; (ii) any national or international Political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iii) any changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) any changes in GAAP; (v) any change in any Law, including any changes in Laws affecting the regulation of health care services; (vi) any change that is generally applicable to behavioral health care companies; (vii) to the extent reasonably demonstrable by Sellers, the entry into or announcement of this Agreement, the Contemplated Transactions or the identity of Buyer or its Affiliates; or (viii) compliance with the terms of this Agreement or the taking of any action (or omission of any action) expressly consented to or requested by Buyer; provided that change, effect, event or condition described in the foregoing clauses (v) or (vi) is not, or would not reasonably be expected to be, disproportionately adverse in any material respect to the financial condition, business or results of operations of the Group Companies, taken as a whole, as compared to other Persons engaged in the industries and in the lines or types of businesses in which the Group Companies operate.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax based on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes, including any interest, penalty or addition thereto, irrespective of whether disputed.

“Indebtedness” means, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums payable as a result of the Closing) arising under, any obligations of any Group Company consisting of (i) indebtedness for borrowed money (but excluding any intercompany indebtedness among the Group Companies, and excluding trade payables and accrued expenses arising in the ordinary course of business); (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date; (iii) any letter of credit to the extent drawn for any of the Group Companies; (iv) capitalized leases; (v) any deferred compensation arrangement, severance plan or arrangement, bonus plan, transaction bonus, change of control bonus or similar arrangement payable as a result of the consummation of the Contemplated Transactions; (vi) any payment obligation under any interest rate swap agreement payable as a result of the consummation of the Contemplated Transactions; or (vii) the Options Spread.

“Intellectual Property” means all copyrights, trademarks, trade names, service marks, trade dress, domain names, trade secrets, patents, computer programs and other intellectual property and proprietary rights.

“Interim Balance Sheet Date” means August 31, 2012.

“Interim Financial Statements” means the Interim Balance Sheet and the related statements of income and cash flows for the eight (8) months ended on the Interim Balance Sheet Date.

“Knowledge of Sellers” or “Sellers’ Knowledge” or any derivations thereof means, as to a particular matter, the actual knowledge after reasonable inquiry, to the extent necessary for the provision of the Schedules and to verify the representations and warranties of Sellers, of each of Keith Naples, Kyle Naples and Susan Naples and each of the CEOs, CFOs and compliance officers of each of the Facilities.

“Laws” means any federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body.

“Loss” or “Losses” means all losses, damages, settlement payments, judgments, fines, penalties, liabilities or other charges (including reasonable attorneys’ fees and expenses); provided that Losses shall not include any punitive, exemplary, special, consequential or opportunity cost damages of any kind or the loss of anticipated or future business or profits, any diminution of value or multiples of earnings damages, except any such damage or loss awarded against an Indemnified Party in a Third Party Claim.

“Options” means the options issued pursuant to the 2007 Option Plan.

“Options Spread” means the amount of cash payable at Closing with respect to each Option pursuant to Section 4.2(d) of the 2007 Option Plan, which amount will reflect a proportionate share of fees and other expenses incurred by Sellers in connection with the transactions contemplated by this agreement, multiplied by the number of Options outstanding at the Closing.

“Permitted Encumbrances” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other Encumbrances arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith through appropriate proceedings, (b) liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not materially interfere with the Group Companies’ present uses or occupancy of such real property, (d) any right, interest, Encumbrance or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed, (e) Encumbrances identified on the Schedules to this Agreement and (f) other Encumbrances or imperfections on or to property which are not material in amount or do not materially detract from the value or title of or materially impair the existing use of the property affected by such Encumbrance or imperfection.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Body.

“Proceeding” means any claim, action, suit, arbitration, or proceeding, whether civil, criminal or administrative, by or before any Governmental Body.

“Related Party” means, as to any Person, (i) each individual who is, or who has at any time since inception been a director, limited liability company manager, officer, employee or a material equity holder of such Person or any of its Subsidiaries, (ii) each immediately family member of the individuals described in clause (i) above, and (iii) each trust or other Person (other than such Person and its Subsidiaries) in which any Person described in clause (i) or clause (ii) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or financial interest.

“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the indoor or outdoor environment.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Sellers or an Affiliate of Sellers under this Agreement or in connection herewith.

“Seller Group Member” means each Seller and its respective Affiliates, and their respective directors, officers, successors and permitted assigns.

“Straddle Period” means a Taxable Period that, to the extent it relates to a Group Company, includes, but does not end on, the Closing Date.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interests thereof is at the time owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital, bulk, production, license, payroll, employment, excise, severance, stamp, recording, occupation, premium, windfall profits, environmental, customs duties, capital stock, units, franchise, single business, profits, margin, withholding, social security, unemployment, disability, real property, real estate excise, mortgage, inventory, personal property, intangible property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority with respect thereto.

“Tax Authority” means any Governmental Body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means any return, report, election, notice, estimate, declaration, request or other statement or document (including all schedules, exhibits and other attachments thereto) relating to and filed or required to be filed with a Tax Authority, including any information statement, claim for refund, or declaration of estimated Tax and any amendment to any of the foregoing.

“Taxable Period” shall mean any taxable year or any other period that is treated as a taxable year, with respect to which any Tax may be imposed under any applicable statute, rule, or regulation.

“Transfer Taxes” means any real property transfer or gains, sales, use, documentary, transfer, value added, stock transfer, unit transfer, and stamp Taxes, any transfer, recording, registration, and other fees, and any similar Taxes imposed on either the Contemplated Transactions or any deemed transactions contemplated by, or related to, this Agreement and all transactions involving the ownership, acquisition, or perfection of security interests (for the avoidance of doubt, Transfer Taxes do not include any Taxes imposed, in whole or in part, on the basis of net income by any Tax Authority).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

“Units” means capital stock of or any other type of ownership interest in, including membership or partnership interests in, a Person.

“Working Capital” means, at any date, the excess of (i) the aggregate current assets of the Group Companies (excluding amounts included in the Cash and Cash Equivalents), minus (ii) the aggregate current liabilities (excluding any amounts included in Closing Indebtedness) of the Group Companies, in each case calculated in accordance with GAAP consistent with Section 2.3(c) and Exhibit 2.3(c), excluding Income Tax assets and Income Tax liabilities.

Cross References. The following terms are defined in the following Sections of this Agreement.

Term	Section

Acadia	Preamble
Accounting Firm	Section 2.3(d)
Acquired Competing Business	Section 8.8
Acquired Employees	Section 8.3(b)
Acquisition Transaction	Section 7.6
Adjustment	Section 11.1(a)(iii)
Agreed Adjustments	Section 2.3(d)
Benefit Plans	Section 5.17(a)
Breach Notification Log	Section 5.10(h)
Buyer Cap	Preamble Section 11.1(b)(iii)
Claim Notice	Section 11.3
Closing Date	Section 3.1
Closing Date Balance Sheet	Section 2.3(d)
Closing Working Capital	Section 2.3(d)
Confidential Information	Section 8.2

Term	Section

Confidentiality Agreement	Section 8.2
Competing Business	Section 8.8
Contest	Section 8.1(f)(i)
Corporate Group Company	Section 8.1(j)(i)
Damage Repair Amount	Section 7.8
Deductible	Section 11.1(b)(ii)
DOJ	Section 7.2(b)
Effective Time	Section 3.1
Environmental Permits	Section 5.19(c)
Environmental Reports	Section 5.19(d)
Escrow Agreement	Section 2.2(b)
Escrow Release Date	Section 2.2(b)
Estimated Closing Working Capital	Section 2.3(b)
Financial Statements	Section 5.4
Financing	Section 6.5
FTC	Section 7.2(b)
Guarantor	Section 3.4(l)
Guaranty	Section 3.4(l)
Governmental Programs	Section 5.10(a)
Governmental Permits	Section 5.8
Group Company Indemnified Persons	Section 8.5(a)
Group Company Shares	Section 8.1(j)(i)
HIPAA	Section 5.10(h)
HITECH	Section 5.10(h)
Indemnified Party	Section 11.3
Indemnitor	Section 11.3
Interim Balance Sheet	Section 5.4
Leased Real Property	Section 5.12(b)
JC	Section 5.10(f)
Material Contracts	Section 5.15(a)
Material Leases	Section 5.12(b)
Non-Compete Area	Section 8.8
Non-Compete Period	Section 8.8
Nose Coverage	Section 8.5
Nose Premium	Section 8.5
Owned Real Property	Section 5.12(a)
Party	Preamble
Parties	Preamble
Preliminary Closing Date Balance Sheet	Section 2.3(c)(i)
Preliminary Working Capital Determination	Section 2.3(c)(ii)
Purchase Price	Section 2.2(a)
Purchase Price Adjustments	Section 2.3(a)
Purchase Price Allocation	Section 8.1(j)
Representatives	Section 8.2
Retirement Plan	Section 8.3(e)

Term	Section

Sellers	Preamble
Sellers Escrow Expense	Section 2.2(b)
Sellers Financial Statements	Section 4.7
Tail Policy	Section 8.5
Third Party Claim	Section 11.5(a)
Third Party Lease	Section 5.12(c)
Unresolved Claim	Section 2.2(b)
Update	Section 7.5
WARN Act	Section 5.18(c)
Working Capital Excess	Section 2.4(a)
Working Capital Shortfall	Section 2.4(b)
Working Capital Target	Section 2.3(a)

ARTICLE II

PURCHASE AND SALE; PURCHASE PRICE

2.1 Purchase and Sale of the AmiCare Units. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and accept from Sellers, legal and beneficial ownership of all of the AmiCare Units owned by Sellers, free and clear of all Encumbrances.

2.2 Purchase Price.

(a) The purchase price (the “Purchase Price”) for the AmiCare Units shall be equal to:

(i) One Hundred Thirteen Million Dollars ($113,000,000.00);

(ii) plus the Cash and Cash Equivalents; and

(iii) plus the amount (if any) by which the Estimated Closing Working Capital exceeds the Working Capital Target, or minus the amount (if any) by which the Working Capital Target exceeds the Estimated Closing Working Capital.

(iv) The Purchase Price shall be payable to 2C4K and ARTC proportionately based on their respective Units owned as set forth on Schedule 4.4.

(b) The Purchase Price, minus the Escrow Amount, shall be paid at Closing to Sellers in accordance with Section 3.2. The Purchase Price is subject to adjustment as provided in Section 2.3. At Closing, Buyer shall deliver the Escrow Amount to Escrow Agent to be held by Escrow Agent pursuant to the terms of the Escrow Agreement (herein so called) in the form attached hereto as Exhibit 2.2(b). Within five (5) days after March 31, 2014 (the “Escrow Release Date”), Sellers shall be entitled to receive all of the remaining Escrow Amount, plus any interest thereon, less a reasonable estimate of potential Losses relating to claims pursuant to Article XI for which a valid Claim Notice has been submitted by Buyer in accordance with Section 11.3 (each an “Unresolved Claim”). From time to time promptly after final resolution of any Unresolved Claim, Sellers and Buyer will instruct the Escrow Agent to disburse to Sellers or Buyer, as appropriate, amounts held by the Escrow Agent in respect of such Unresolved Claim. At such date after the Escrow Release Date as no Unresolved Claims exist, Buyer and Sellers will jointly instruct the Escrow Agent to disburse all remaining Escrowed Funds to Sellers. The expenses of the Escrow Agent shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Sellers (“Sellers Escrow Expense”). The Sellers Escrow Expense shall be deducted from any portion of the Escrow Amount that is payable to Sellers and retained by the Escrow Agent prior to the distribution of the balance, if any, to Sellers.

2.3 Working Capital Adjustment.

(a) The Purchase Price is based, in part, on the Group Companies having an aggregate Working Capital of One Million Two Hundred Twenty-Six Thousand and 00/100 Dollars ($1,226,000.00) at the Closing (the “Working Capital Target”). Accordingly, the Purchase Price is subject to adjustment pursuant to the procedures set forth in this Section 2.3 (the “Purchase Price Adjustments”) if, as of the Closing Date, the aggregate Working Capital of the Group Companies is greater or less than the Working Capital Target. Exhibit 2.3(a) sets forth an example calculation of the Group Companies’ Working Capital that illustrates how the Group Companies’ Working Capital shall be calculated for the purposes of this Agreement.

(b) Not later than three (3) Business Days prior to the Closing Date, Sellers shall deliver to Buyer their good faith estimate of (i) the Working Capital (the “Estimated Closing Working Capital”) as of immediately prior to the Closing, (ii) the Cash and Cash Equivalents, and (iii) the Closing Indebtedness, all in reasonable detail prepared in accordance with GAAP.

(c) As promptly as practicable (but not later than thirty (30) calendar days) following the Closing Date, Buyer shall:

(i) prepare a consolidated balance sheet of the Group Companies as of the Closing Date, reflecting Buyer’s good faith estimate of the Closing Date Balance Sheet (the “Preliminary Closing Date Balance Sheet”), which Preliminary Closing Date Balance Sheet shall (A) be prepared on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Estimated Closing Working Capital, including the principles, policies and practices set forth on Exhibit 2.3(c), and (B) fairly present Buyer’s good faith estimate of the value of the consolidated assets and liabilities of the Group Companies as of the Closing Date; and

(ii) deliver to Sellers the Preliminary Closing Date Balance Sheet and a written statement setting forth in reasonable detail the calculation of the Working

Capital of the Group Companies as of the Closing Date, which calculation shall (A) exclude accruals in accordance with GAAP in respect of liabilities to be incurred by the Group Companies on or after the Effective Time and (B) be prepared on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Estimated Closing Working Capital, including the principles, policies and practices set forth on Exhibit 2.3(c) (the “Preliminary Working Capital Determination”).

(d) Sellers may, within thirty (30) calendar days after the date of receipt of the Preliminary Closing Date Balance Sheet and Preliminary Working Capital Determination, deliver to Buyer a written statement setting forth their objections thereto. In the event Sellers do not so object within such thirty (30) day period, the Preliminary Closing Date Balance Sheet and Preliminary Working Capital Determination shall be final and binding as the “Closing Date Balance Sheet” and “Closing Working Capital”, respectively, for purposes of this Agreement. In the event Sellers so object within such thirty (30) day period, Buyer and Sellers shall use their reasonable efforts to resolve, in good-faith, by written agreement (the “Agreed Adjustments”) any differences as to the Preliminary Closing Date Balance Sheet and Preliminary Working Capital Determination and, in the event Sellers and Buyer so resolve any such differences, the Preliminary Closing Date Balance Sheet and Preliminary Working Capital Determination, in each case as adjusted by the Agreed Adjustments, shall be final and binding as the Closing Date Balance Sheet and Closing Working Capital, respectively, for purposes of this Agreement. In the event any objections raised by Sellers are not resolved by Agreed Adjustments within thirty (30) calendar days after Sellers advise Buyer of Sellers’ objections, then Buyer and Sellers shall submit the objections that are then unresolved to and jointly engage the Nashville, Tennessee office of Lattimore, Black, Morgan and Cain, P.C. (the “Accounting Firm”) shall be directed by Buyer and Sellers to resolve the unresolved objections as promptly as reasonably practicable, but in no event later than sixty (60) calendar days after the Accounting Firm’s appointment, and to deliver written notice to each of Buyer and Sellers setting forth its resolution of the disputed matters. The Accounting Firm may only review the items that are in dispute. The Accounting Firm shall resolve the dispute applying the same accounting principles, policies and practices that were used in preparing the Estimated Closing Working Capital, including the principles, policies and practices set forth on Exhibit 2.3(c). In connection with the resolution of such dispute, the Accounting Firm will allow Buyer and Sellers to present their respective positions regarding each item that is in dispute, with concurrent copies to the other. The Accounting Firm may, in its discretion, conduct a conference concerning the dispute, at which conference Buyer and Sellers may present additional documents, materials and other information and have present their respective advisors, counsel and accountants. The Preliminary Closing Date Balance Sheet and Preliminary Working Capital Determination, in each case after giving effect to any Agreed Adjustments and to the resolution of disputed matters by the Accounting Firm, shall be final and binding as the “Closing Date Balance Sheet” and “Closing Working Capital”, respectively, for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, no Party may assert that any award issued by the Accounting Firm is unenforceable because it has not been timely rendered.

(e) The Parties shall make available to Buyer and Sellers and, if applicable, the Accounting Firm, such books, records and other information (including work papers) as any of the foregoing may reasonably request in order to review the Estimated Closing Balance Sheet, the Preliminary Closing Date Balance Sheet, the Estimated Closing Working Capital and Preliminary Working Capital Determination, respectively, or any matters submitted to the Accounting Firm. Buyer and Sellers shall bear the fees and disbursements of the Accounting Firm in the same proportion that the aggregate dollar amount of the disputed items submitted to the Accounting Firm that are unsuccessfully disputed by each such Party bears to the total dollar amount of such disputed items so submitted (as determined by the Accounting Firm in its sole discretion); provided that, until such determination is made, the fees and disbursements of the Accounting Firm shall be borne fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Sellers, on the other, with the Parties reimbursing one another, if necessary, following such determination. All other costs and expenses incurred by the Parties hereto in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense.

2.4 Net Working Capital Adjustment Payment.

(a) If the Closing Working Capital exceeds the Estimated Closing Working Capital (such excess, the “Working Capital Excess”), Buyer shall, within five (5) Business Days of such determination, pay to Sellers by wire transfer of immediately available funds a dollar amount equal to such excess; or

(b) If the Closing Working Capital is less than the Estimated Closing Working Capital (such deficit, the “Working Capital Shortfall”), then Buyer shall be entitled to recover from Sellers a dollar amount equal to the Working Capital Shortfall.

ARTICLE III

CLOSING

3.1 Closing Date. The Closing shall take place at 10:00 a.m. (Central Time) on December 31, 2012 so long as all of the conditions set forth in Articles IX and X (excluding conditions that by their terms cannot be satisfied until the Closing Date) have been satisfied or waived (provided, if such conditions have not been satisfied or waived by December 31, 2012, then the Closing shall take place at 10:00 a.m. on the second Business Day after the date on which all of the conditions set forth in Articles IX and X (excluding conditions that by their terms cannot be satisfied until the Closing Date) have been satisfied or waived), at the offices of Waller Lansden Dortch & Davis, LLP, 511 Union Street, Suite 2700, Nashville, Tennessee, on or at such other date, time and place as shall be agreed upon by Buyer and Sellers, and shall be effective as of 12:00:01 a.m. (Central Time) on December 31, 2012, if the Closing is held on December 31, 2012, or on the next Business Day following the Closing, if the Closing is held on a later date (the “Effective Time”). The date on which the Closing is actually held is referred to herein as the “Closing Date”.

3.2 Payments at Closing. At the Closing, in addition to the payment of the Escrow Amount in accordance with Section 2.2(b):

(a) On behalf of the Group Companies, Buyer shall pay to the applicable lenders or other obligees all Closing Indebtedness by wire transfer of immediately available funds to the bank account or accounts identified by such lenders or by Sellers in writing on or before the Closing Date; and

(b) Buyer shall pay to Sellers an amount equal to the amount by which the Purchase Price (less the Escrow Amount) exceeds the Closing Indebtedness, by wire transfer of immediately available funds to the bank account identified by Sellers in writing on or before the Closing Date.

3.3 Buyer Additional Closing Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing, Buyer shall deliver to Sellers all of the following:

(a) Copy of Buyer’s Certificate of Formation, certified as of a recent date by the Secretary of State of the State of Delaware;

(b) Certificate of good standing of Buyer issued as of a recent date by the Secretary of State of the State of Delaware;

(c) Certificate of the secretary or an assistant secretary of Buyer, dated as of the Closing Date, in form and substance reasonably satisfactory to Sellers, as to: (i) no amendments to the Certificate of Formation of Buyer since the date of the certificate specified in clause (a) above; (ii) copy of the Operating Agreement of Buyer certified as true and correct by the secretary or an assistant secretary of Buyer; (iii) copy of the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement, each Buyer Ancillary Agreement and the Contemplated Transactions and thereby certified as true and correct by the secretary or an assistant secretary of Buyer; and (iv) the incumbency and signatures of the officers of Buyer executing this Agreement and the Buyer Ancillary Agreements;

(d) The certificates contemplated by Section 10.1 and Section 10.2, duly executed by a duly authorized officer of Buyer; and

(e) Each Buyer Ancillary Agreement, duly executed by Buyer.

3.4 Sellers and Group Companies Closing Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing, Sellers and the Group Companies shall deliver to Buyer all of the following:

(a) Copies of the Certificate of Formation of each Seller, certified as of a recent date by the Secretaries of State of the States of Delaware and Texas, respectively;

(b) Certificates of good standing of each Seller issued as of a recent date by the Secretaries of State of the State of Delaware and Texas, respectively;

(c) Copy of the charter, articles of incorporation, certificate of formation or similar governing document of each Subsidiary, certified as of a recent date by an appropriate official of the state of organization of such Subsidiary;

(d) Certificate of good standing or existence, as applicable, of each Subsidiary issued as of a recent date by an appropriate official of the state of organization of such Subsidiary;

(e) Complete minute books for each of the Group Companies;

(f) Certificate of the secretary or an assistant secretary of each Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) no amendments to the Certificate of Formation of AmiCare since the date of the certificate specified in clause (a) above; (ii) copy of the operating agreement of AmiCare, certified as true and correct by the secretary or an assistant secretary of each Seller; and (iii) the incumbency and signature of the officers of each Seller executing this Agreement and the Seller Ancillary Agreements on behalf of each Seller;

(g) All written consents, waivers or approvals obtained by Sellers with respect to the consummation of the Contemplated Transactions;

(h) The certificates contemplated by Section 9.1 and 9.2, duly authorized by Sellers, and the certificate contemplated by Section 9.2, duly executed by a duly authorized officer of each Seller;

(i) The written resignations of each officer, manager and director of the Group Companies (except as otherwise specified by Buyer prior to the Closing);

(j) A pay-off letter or letters from the applicable lender with respect to all Indebtedness consisting of Indebtedness for borrowed money (including capital leases) encumbering the Group Companies as of immediately prior to the Closing;

(k) Each Seller Ancillary Agreement, duly executed by such Seller;

(l) Each Person listed on Exhibit 3.4(l) hereto (each a “Guarantor”) shall deliver a limited guaranty agreement in the form attached hereto as Exhibit 3.4(l) (the “Guaranty”);

(m) An opinion of Seller’s counsel substantially in the form attached hereto as Exhibit 3.4(m); and

(n) Nonforeign affidavit meeting the requirements of Code Section 1445(b)(2) as set forth in Treasury Regulation Section 1.1445-2.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS REGARDING SELLERS

As an inducement to Buyer to enter into this Agreement and to consummate the Contemplated Transactions, Sellers represent and warrant to Buyer as follows, except as set forth on the Schedules to this Agreement (which exceptions shall be deemed to be incorporated by reference in the following representations and warranties as if set forth herein):

4.1 Organization. ARTC is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. 2C4K is duly formed, validly existing and in good standing under the Laws of the State of Texas.

4.2 Authorization, Validity and Effect of Agreement. Each Seller has all necessary power, capacity and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the Contemplated Transactions. This Agreement has been duly authorized by the Board of Directors or other governing body of each Seller, as applicable, and duly executed and delivered by each Seller and is (assuming the valid authorization, execution and delivery of this Agreement by Buyer) the legal, valid and binding obligation of each Seller, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. No other corporate or other action on the part of either Seller is necessary to authorize the execution and delivery of this Agreement by such Seller, the performance of such Seller’s obligations hereunder or the consummation by such Seller of the Contemplated Transactions.

4.3 Conflicts. Neither the execution and delivery by Sellers of this Agreement or the consummation by Sellers of any of the Contemplated Transactions nor compliance by Sellers with or fulfillment of the terms, conditions and provisions hereof will:

(a) assuming the receipt of all necessary authorizations, consents, approvals, orders and waivers and the filing of all necessary documents as described in Section 4.3(b), with or without the giving of notice, lapse of time or both, conflict with, result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (i) if applicable, the Certificate of Incorporation, bylaws and/or other formation documents of Sellers, (ii) any material agreement to which either Seller is a party or any of its properties is subject or by which either Seller is bound, (iii) any Governmental Order to which either Seller is a party or by which it is bound or (iv) any Law or Governmental Permits applicable to either Seller, other than, in the case of clauses (ii), (iii) and (iv) above, any such violations, breaches, defaults, rights or loss of rights that, individually or in the aggregate, would not materially impair the ability of either Seller to perform its obligations hereunder or prevent the consummation of any of the Contemplated Transactions; or

(b) assuming the truth and accuracy of the representations and warranties of Buyer set forth in Section 6.6, require the approval, consent, authorization or act of, or the making by Sellers of any declaration, filing or registration with, any Person, except for (i) in connection, or in compliance, with the provisions of the HSR Act, and (ii) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not materially impair the ability of Sellers to perform their obligations hereunder or prevent the consummation of any of the Contemplated Transactions.

4.4 Title to Units. Each Seller is the sole record and beneficial owner of the AmiCare Units set forth in Schedule 4.4, and except for Encumbrances that will be released at or prior to Closing, each Seller has good and marketable title to the AmiCare Units, free and clear of all Encumbrances.

4.5 Legal Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of Sellers, threatened against either Seller that, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the ability of Sellers to enter into, perform their obligations under and consummate the Contemplated Transactions.

(b) There are no Proceedings pending or, to the Knowledge of Sellers, threatened against either Seller that question the legality of the Contemplated Transactions, or which seeks to restrain, enjoin or delay the consummation of the Contemplated Transactions, or which seeks damages in connection the Contemplated Transactions, and no injunctions of any type have been entered or issued in connection with the Contemplated Transactions.

(c) There are no Governmental Orders to which either Seller or any of the Group Companies, or any of their respective assets, properties or businesses is subject or bound, except for any Governmental Orders, which, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect the ability of Sellers to enter into, perform their obligations under and consummate the Contemplated Transactions.

4.6 Brokers. Neither Sellers nor any Person acting on Sellers behalf has paid or become obligated to pay any fee or commission to any third party broker, finder or intermediary for or on account of the Contemplated Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

REGARDING THE GROUP COMPANIES

As an inducement to Buyer to enter into this Agreement and to consummate the Contemplated Transactions, Sellers represent and warrant to Buyer as follows, except as set forth on the Schedules (which exceptions shall be deemed to be incorporated by reference in the following representations and warranties as if set forth herein):

5.1 Organization. Each of the Group Companies is duly incorporated and duly formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of the Group Companies is duly licensed or qualified to conduct business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect. Each of the Group Companies has all necessary power and authority to own or lease and operate its assets and to carry on the business conducted by it in the manner that it is currently conducted. Each of the Group Companies has made available to Buyer correct and complete copies of its Constituent Documents, together with any amendments thereto.

5.2 Capitalization.

(a) Except as set forth on attached Schedule 5.2, all of the issued and outstanding Units of AmiCare are owned, beneficially and of record, by Sellers, free and clear of all Encumbrances. All of the Units have been duly authorized and validly issued and are not subject to, nor were issued in violation of, any preemptive rights.

(b) Except for this Agreement or as set forth in Schedule 5.2, there are no options, warrants, calls, subscriptions, convertible securities or other rights (i) to acquire any of the Units or other securities of any Group Company or any securities convertible into or exchangeable or exercisable for any Units or other securities of a Group Company or (ii) which obligate a Group Company to issue, exchange, transfer or sell Units or other securities of a Group Company or any securities convertible into or exchangeable or exercisable for any Units or other securities of a Group Company.

5.3 Subsidiaries. Set forth in Schedule 5.3 is (i) the name and jurisdiction of organization of each Group Company, (ii) the designation, par value (as applicable) and number of authorized, issued and outstanding shares of Units of each Group Company, and (iii) the record and beneficial owners of such Units and the amount and percentage of Units held by each such holder as of the date hereof. Other than as set forth in Schedule 5.3 and except for the direct or indirect ownership by AmiCare of the Units of its Subsidiaries, neither AmiCare nor any of its Subsidiaries, directly or indirectly, owns, of record or beneficially, any Units or other securities of any Person and neither AmiCare nor any of its Subsidiaries is obligated to acquire any Units or other securities of any Person. All Units of the Subsidiaries of AmiCare have been duly authorized and validly issued, are fully paid and non-assessable (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law). Sellers have made available to Buyer correct and complete copies of the Constituent Documents, as amended, of each of the Subsidiaries of AmiCare, together with any amendments thereto.

5.4 Financial Statements. Sellers have made available to Buyer correct and complete copies of: (a) the audited consolidated balance sheet of the Group Companies as of December 31, 2011 and the audited consolidated statement of income of the Group Companies for the year then ended, and (b) the unaudited unconsolidated balance sheets of the Group Companies as of the Interim Balance Sheet Date (the “Interim Balance Sheet”) and the related unaudited unconsolidated statements of income of the Group Companies for the eight (8) months then ended (collectively, the “Financial Statements”). Except as set forth in any notes thereto and except as set forth in Schedule 5.4, the Financial Statements (i) were prepared from the books and records of the Group Companies, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved and (iii) present fairly, in all material respects, the financial condition and results of operations of the Group Companies taken as a whole as of their respective dates and for the respective periods covered thereby, subject to the absence of notes and, in the case of interim financial statements, normal year-end adjustments and the absence of eliminating and consolidating entries required to produce a consolidated financial statement.

5.5 No Undisclosed Liabilities. Except as set forth on Schedule 5.5, as of the date hereof, the Group Companies do not have any liabilities or obligations of the type required to be reflected in a balance sheet prepared in accordance with GAAP or described as a contingency in the notes thereto, other than liabilities or obligations (a) reflected in or reserved against in the Financial Statements or (b) incurred in the ordinary course of business since the Interim Balance Sheet Date that, individually or in the aggregate, would not reasonably be expected to exceed Two Hundred Fifty Thousand Dollars ($250,000).

5.6 Absence of Certain Recent Changes. Except as set forth on Schedule 5.6, between the Interim Balance Sheet Date and the date hereof, (a) there has not occurred any Facilities Material Adverse Effect, (b) each Group Company has conducted its respective business only in the ordinary course of business, and (c) no Group Company has taken any action (or failed to take any action) that, if occurring after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 7.3.

5.7 Taxes. Except as set forth on Schedule 5.7:

(a) All material Tax Returns required to have been filed by or on behalf of each Group Company and all material Tax Returns of Sellers for which a Group Company reasonably may have a Tax liability have been timely filed and there are no current extensions to file any material Tax Return except any extension that may be requested for tax year 2012 or other current period in accordance with past practice. All such Tax Returns are true, correct and complete in all material respects.

(b) Sellers and each Group Company have timely paid all material Taxes whether or not shown a Tax Return to the extent such failure to pay Taxes could reasonably result in a Tax liability to the Group Companies. There are no Encumbrances, other than Permitted Encumbrances, with respect to Taxes upon any assets of the Group Companies.

(c) No audit, suit, proceeding, claim, examination, deficiency or assessment by any Tax Authority is currently being conducted which could reasonably be expected to create a Tax liability for a Group Company, and no such audit, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Sellers’ Knowledge, threatened. No waivers of statutes of limitation have been given or requested by the Sellers or any Group Company in connection with any material Tax Return covering Sellers or any Group Company or with respect to any material Taxes for which any Group Company could reasonably be expected to be liable.

(d) Schedule 5.7(d) contains a list of all jurisdictions in which a Group Company files a return or which either Seller files a return as a result of the activity or assets of a

Group Company. No claim has ever been made by a Tax Authority in a jurisdiction where Sellers or any Group Company does not file Tax Returns that Sellers or any Group Company is or may be subject to Tax in that jurisdiction. None of Sellers or any Group Company have and has ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.

(e) For periods beginning January 1, 2008, all required estimated Tax payments sufficient to avoid any underpayment penalties have been timely made by or on behalf of Sellers or any Group Company. None of the Tax Returns filed by Sellers or with respect to any Group Company contain a disclosure statement under Section 6662 of the Code (or any similar provision of state, local or foreign Tax law).

(f) Neither Sellers nor any Group Company has been a member of an affiliated group or filed or been included in a combined, consolidated or unitary Income Tax Return or, is a party to or bound by, or liable for any Taxes as a result of, any Tax allocation or sharing agreement.

(g) ARTC is a domestic corporation. 2C4K is a domestic limited partnership.

(h) Sellers and each Group Company have been in compliance in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, as well as similar provisions under any other state, local or foreign Tax Laws, and all material Taxes required to have been withheld from employee wages and paid over to the proper Governmental Bodies have, within the time and in the manner prescribed by Tax Law, been withheld by or with respect to the Group Companies.

(i) None of the Group Companies that is a limited liability company or limited partnership has ever elected to be treated as an association taxable as a corporation or filed a corporate tax return.

(j) None of the Group Companies has engaged in any “listed transaction” as defined in the Treasury Regulations promulgated under Section 6011 of the Code.

(k) None of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition transaction made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) Each Group Company that is organized under state law as a corporation is set forth on Schedule 5.7(l). Each Group Company that is organized under state law as a limited liability company is treated as a disregarded entity for federal Income Tax purposes, except for AmiCare, which is treated as a partnership for federal Income Tax purposes. Each Group Company that is organized as a limited partnership under state law is treated as a partnership for federal Income Tax purposes.

(m) But for liabilities that a Group Company may have as the sole member of another Group Company that is a disregarded entity, none of the Group Companies has any liability for Taxes of any Person, except for itself, under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a member of any affiliated group, transferee or successor, by law or contract or otherwise. No Group Company is, and neither Seller nor any Group Company has been, a party to any joint venture, partnership or other arrangement or contract that is or could be treated as a partnership for federal Income Tax purposes, except that both AmiCare and Pinewood Realty, L.P. are treated as partnerships for federal Income Tax purposes.

(n) Sellers have delivered or made available to Buyer true and correct copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Group Company since January 1, 2008, and Schedule 5.7(n) contains a list of Tax Returns for which the applicable statute of limitations has not run.

(o) Except for certain Subsidiaries of a Group Company that are organized as state law corporations and listed on Schedule 5.7(l) as such, each of the Group Companies is, and at all times from the beginning of its existence has been, treated as partnership or a disregarded entity for federal Income Tax purposes.

5.8 Governmental Permits. Except as set forth on Schedule 5.8, the Group Companies own, hold or possess all licenses, permits, approvals, variances, exemptions and other authorizations of or from all Governmental Bodies that are necessary to entitle them to own or lease, operate and use their assets and to carry on and conduct the Business under and pursuant to all applicable Laws, except for such Governmental Permits as to which the failure to so own, hold or possess, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect (collectively, the “Governmental Permits”). The Group Companies have complied, and are in compliance, with all terms and conditions of the Governmental Permits, except for such non-compliance which, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect. No Proceeding is pending or, to the Knowledge of Sellers, threatened, contemplating the suspension, cancellation, revocation, withdrawal, modification, limitation or nonrenewal of any Governmental Permit. Each of the Facilities that has historically received reimbursement from the Government Programs is eligible to receive payment without restriction under such Government Programs consistent with its past practices and is a “provider” with valid and current provider agreements and with one or more provider numbers with the federal Medicare program and any state Medicaid programs in which any individual Facility may participate. Each of the Facilities is in compliance with the conditions of participation for the Government Programs in all material respects.

There is not pending or, to Sellers’ Knowledge, threatened any proceeding or investigation under the Government Programs involving any of the Facilities. Sellers have made available to Buyer true, correct and complete copies of the Facilities’ most recent Medicare and Medicaid certification survey reports, including any statements of deficiencies and plans of correction.

5.9 Compliance with Laws. Except as set forth on Schedule 5.9, the Group Companies are, in all material respects, in compliance with, and are conducting the Business in accordance with, all applicable Laws and Governmental Orders.

5.10 Health Care Regulatory Matters. Except as set forth on Schedule 5.10:

(a) The Group Companies are not in violation of any health care Laws to which they are subject, including those relating to Medicare, Medicaid, TRICARE and other federal health care programs (collectively “Governmental Healthcare Programs”), the federal health care program anti-kickback statute, 42 U.S.C. § 1320a-7b, the federal physician self-referral law, 42 U.S.C. § 1395nn, the federal False Claims Act, 31 U.S.C. §§ 3729 et seq., the Health Insurance Portability and Accountability Act of 1996 and applicable sections of the Social Security Act, each as amended, and rules and regulations promulgated under the foregoing, except for any such violation or non-compliance which, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect.

(b) None of the Group Companies is a party to a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services or has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Body.

(c) None of the Group Companies has been excluded from participating in any Governmental Healthcare Program, been subject to sanction pursuant to 42 U.S.C. § 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. § 1320a-7b, and, to Sellers’ Knowledge, no such exclusion or sanction is threatened or pending.

(d) The Group Companies have filed all material claims, cost reports or other reports required to be filed with respect to the provision of services, products and supplies covered under any Governmental Program in accordance with all statutes, rules and regulations applicable to the Governmental Program, and all such claims and reports comply in all material respects with all statutes, rules and regulations applicable to the Governmental Program, except where failure to file or non-compliance in accordance with such statutes, rules and regulations would not have a Facilities Material Adverse Effect. The Facilities are and have been in material compliance with filing requirements with respect to cost reports of the Facilities, and such reports do not claim, and, to Sellers’ Knowledge, none of the Facilities has received, payment or reimbursement in excess of the amount provided by applicable law or any applicable agreement, except where excess reimbursement was noted on the cost report. True and correct copies of all such cost reports for the two (2) most recent fiscal years of the Facilities have been made available to Buyer. Schedule 5.10(d) indicates which of such cost reports for cost reporting periods ended within the two most recent fiscal years have been audited by the fiscal intermediary and finally settled. To Sellers’ Knowledge, there are no facts or circumstances which may reasonably be expected to give rise to any material disallowance under any such cost reports.

(e) Except as set forth on Schedule 5.10(e), the Group Companies, nor any of their respective officers, directors, stockholders or to Sellers’ Knowledge employees or medical staff members: (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Governmental Program; (ii) has been debarred, excluded or suspended from participation in any Governmental Program; (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (iv) is the target of any current investigation relating to any Governmental Program-related offense.

(f) Each of the Group Companies is duly accredited with no material contingencies by the Joint Commission (“JC”). Sellers have made available to Buyer copies of the JC accreditation survey report and deficiency list for each of the Group Companies, together with such facility’s most recent statement of deficiencies and plan of correction. Except as set forth on Schedule 5.10(f), neither Sellers nor any Group Company has received written notice of any threatened, pending or likely revocation, early termination, suspension or limitation of any such accreditation.

(g) Sellers or Group Companies have made available to Buyer, with respect to the Facilities, (a) a true and correct copy of the blank forms generally used with respect to medical staff privilege and membership application or delineation of privilege; (b) all current medical staff bylaws, rules and regulations and amendments thereto respecting the Facilities; and (c) all written contracts with physicians, physician groups, or other members of the medical staff of the Facilities. No medical staff member is excluded from participation in the Medicare, Medicaid or TRICARE programs, nor, to Sellers’ and Group Companies’ Knowledge, is any such exclusion threatened. Except as disclosed in Schedule 5.10(g), there are no material pending or, to Sellers’ and Group Companies’ Knowledge, threatened adverse actions with respect to any medical staff members of the Facilities or any applicant thereto for which a medical staff member or applicant has requested a judicial review hearing which to Sellers’ and Group Companies’ Knowledge is not privileged and has not been scheduled or has been scheduled but has not been completed. Except as disclosed on Schedule 5.10(g), there are no pending or, to Sellers’ and Group Companies’ Knowledge, there are no threatened appeals, challenges, disciplinary or corrective actions involving applicants, current or former medical staff members, or health professionals at any of the Facilities.

(h) Sellers or Group Companies have made available to Buyer, with respect to the Facilities, true and correct copies of, or access to review, the policies and procedures adopted in compliance with the Health Insurance Portability & Accountability Act of 1996, all regulations promulgated thereto, and the Health Information Technology for Economic and Clinical Health (HITECH) Act (all as amended, “HIPAA”). Each of the Group Companies is and, since February 17, 2010, has been, in material compliance with HIPAA. Neither Sellers nor any of the Group Companies have received from the U.S. Department of Health & Human Services, Office of Civil Rights, written notice of an investigation of a HIPAA complaint or written notice of a HIPAA audit. Sellers or Group Companies have made available to Buyer, with respect to the Facilities, true and correct copies of each Facility’s log of Breaches of Unsecured Protected Health Information (as defined by HIPAA) for the years 2010, 2011 and 2012 through the date of this Agreement (the “Breach Notification Logs”). Except as set forth in the Breach Notification Logs, to the Knowledge of Sellers and each of the Group Companies, there has not been any Breach of Unsecured Protected Health Information (as defined by HIPAA) at any of the Facilities which, individually or in the aggregate, constitutes a Facilities Material Adverse Effect.

5.11 Legal Proceedings. Except as set forth on Schedule 5.11:

(a) There are no Proceedings pending against, and to the Knowledge of Sellers, there are no investigations or inquiries being pursued with respect to, any Group Company or Sellers involving any Facility or Group Company that would reasonably be expected to involve amounts in controversy exceeding One Hundred Thousand dollars ($100,000);

(b) There are no Proceedings pending or, and to the Knowledge of Sellers, threatened in writing that question the legality of the Contemplated Transactions, or which seeks to restrain, enjoin or delay the consummation of the Contemplated Transactions, or which seeks damages in connection herewith or therewith, and no injunctions of any type have been entered or issued in connection with the Contemplated Transactions; and

(c) There are no Governmental Orders to which any Group Company, or any of their respective assets, properties or businesses, is subject or bound.

5.12 Real Property.

(a) Schedule 5.12(a) sets forth a list of all real property owned by each of the Group Companies (the “Owned Real Property”). Except as set forth on Schedule 5.12(a), (i) each of the Group Companies has sole and exclusive, good and clear, record and marketable title to its Owned Real Property free and clear of any Encumbrance, other than the Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first refusal, right of first offer to purchase any Owned Real Property, or any portion thereof or interest therein.

(b) Set forth on Schedule 5.12(b) is a list, as of the date hereof, of all leases, subleases or other agreements (collectively, the “Material Leases”) under which any Group Company leases, subleases or licenses the use of any real property (the “Leased Real Property”), as lessee, licensee or occupant, other than real property with respect to which the annual rental payments do not exceed $50,000. Sellers have made available to Buyer a correct and complete copy of each Material Lease, together with all amendments, modifications, and extensions thereof. Each such Material Lease creates in the applicable Group Company a valid leasehold estate (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) Schedule 5.12(c) lists all leases, licenses or occupancy agreements (including all amendments thereto) for or related to the Real Property to which any Group Company is a party to or bound by, as lessor or licensor, other than Real Property with respect to which the annual rental payments do not exceed $50,000, and true, correct and complete copies of which, including all amendments, modifications and extensions thereof, have been made available to Buyer (each, a “Third Party Lease”).

(d) Except as set forth on Schedule 5.12(d), with respect to the Owned Real Property or Leased Real Property:

(i) Neither Sellers nor any Group Company has received any written notice of any pending or threatened plans to modify or realign any adjacent street or highway or any eminent domain proceeding that would result in the taking of any portion of any such property or that would adversely affect the current use, enjoyment or value of any such property;

(ii) The buildings and improvements constituting the Facilities on the Real Property are in material compliance with all applicable public health, fire safety or building codes and regulations. Certificates of occupancy and/or use have been duly issued by the Applicable Governmental Authority having jurisdiction over the Facilities;

(iii) Neither Sellers nor any Group Company has received any written notice of any pending or threatened public improvements which will result in special assessments or taxes against the Real Property; and

(iv) There exists no material default, breach or dispute on the part of any Group Company under any Third Party Lease nor has any event occurred which, with the passage of time or the giving of notice or both, would constitute a material default or breach by a Group Company under a Third Party Lease.

5.13 Personal Property. Except as set forth on Schedule 5.13, the Group Companies have good and valid title to all items of personal property owned by them, and a valid and enforceable leasehold interest in all tangible items of personal property leased by or licensed to them, in each case, free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth in Schedule 5.13, such equipment and other personal property have been maintained in accordance with good business practices, and are, in the aggregate, in good operating condition and repair (normal wear and tear excepted), in each case, except as would not, individually or in the aggregate, constitute a Facilities Material Adverse Effect.

5.14 Intellectual Property.

(a) Set forth on Schedule 5.14 is a list of all registered Group Companies Intellectual Property as of the date hereof.

(b) Except as set forth on Schedule 5.14, to Sellers’ Knowledge, (i) there are no claims pending against any Group Company contesting the use or ownership of any Group Companies Intellectual Property, or alleging that any Group Company is currently infringing the Intellectual Property of any other Person in any material respect, and (ii) there are no claims pending that have been brought by any Group Company against any Person currently alleging infringement of any Group Companies Intellectual Property.

(c) Except as set forth on Schedule 5.14, to Sellers’ Knowledge, (i) the conduct of the Business as currently conducted does not infringe any Intellectual Property of any Person in any material respect, and (ii) no Person is currently infringing any Group Companies Intellectual Property, except for such matters which, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect.

5.15 Material Contracts.

(a) Set forth on Schedule 5.15 is a list of the following contracts or agreements to which any Group Company is a party or by which any Group Company is bound (collectively, the “Material Contracts”):

(i) any contract for the purchase, acquisition, sale or disposition of assets or properties involving future payments to or by any Group Company of more than $250,000 during any twelve-month period;

(ii) any Material Leases and Third Party Leases;

(iii) any loan agreements, promissory notes, indentures, bonds, security agreements, mortgages, deeds of trust, extensions of credit or other agreements for Indebtedness of any Group Company in an amount in excess of $100,000;

(iv) any joint venture agreements relating to the Group Companies;

(v) any employment agreement, severance agreement or other contract for the employment by any Group Company of any officer, employee or other individual that provides for an annual base salary in excess of $125,000;

(vi) any collective bargaining agreement, labor contract or other written agreement or arrangement between any Group Company and any labor union or any employee organization;

(vii) any agreement or contract containing any covenant or provision prohibiting any Group Company from engaging in any line or type of business, engaging in any line or type of business in any geographical area or competing with any other Person, other than confidentiality and non-solicitation agreements;

(viii) agreements to which a physician or a referral source to any of the Group Companies is a party;

(ix) agreements with health maintenance organizations, preferred provider organizations, school districts, alternative delivery systems or other payors that involved payments to the Group Companies in excess of $250,000 during the twelve months ended October 31, 2012;

(x) corporate integrity agreements, settlement and other agreements with Governmental Authorities;

(xi) agreements in which any Group Company manages the operations of any other party, and any agreement in which any Group Company has material management services provided to it; or

(xii) any other contracts or commitments not identified above, whether in the ordinary course of business or not, which (A) involve future payments, performance of services or delivery of goods or materials, to or by any Group Company in an amount exceeding $100,000 on an annual basis, and (B) is not terminable by the applicable Group Company in ninety (90) days or less.

(b) Except as set forth on Schedule 5.15 and as of the date hereof, each of the Material Contracts identified on Schedule 5.15 is (i) valid and binding on the applicable Group Company party thereto and, to the Knowledge of Sellers, the other party or parties thereto, and is in full force and effect and (ii) enforceable against the applicable Group Company party thereto and, to the Knowledge of Sellers, the other party or parties thereto, in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. As of the date hereof, no Group Company or, to the Knowledge of Sellers, any other party, is in material violation or breach of or in default under, nor, to the Knowledge of Sellers, does there exist any event, condition or omission that, with or without the giving of notice, lapse of time or both, would result in a violation or breach of, or constitute a default under, or would give rise to any claim for damages or right of termination, amendment, cancellation, acceleration or loss of benefits under, or result in the creation of any Encumbrances upon any of the assets or properties of any of the Group Companies, any Material Contract, except as would not, individually or in the aggregate, reasonably be likely to have a Facilities Material Adverse Effect. Sellers have made available to Buyer a correct and complete copy of each Material Contract.

5.16 Accounts Receivable. Except as set forth on Schedule 5.16 or as otherwise reserved on the Interim Balance Sheet, to the Knowledge of Sellers, the accounts receivables reflected in the Interim Balance Sheet represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.

5.17 Employee Benefits.

(a) Set forth on Schedule 5.17(a) is a true, complete and correct list of all “employee benefit plans,” as defined in Section 3(3) of ERISA, all benefit plans as defined in Section 6039D of the Code and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plans or any other plans, agreements, policies or understandings (whether oral or written, qualified or non-qualified), including deferred compensation arrangements that are referenced in an employment agreement, and any trust, escrow or other funding arrangements related thereto (collectively, the “Benefit Plans”), (i) which are maintained or contributed to, by any Group Company or ERISA Affiliate; or (ii) with respect to which any Group Company or ERISA Affiliate has any expense, liability or obligation to or with respect to any current or former officer, director, employee, service provider or the dependents or beneficiaries thereof, regardless of whether funded.

(b) Except as set forth on Schedule 5.17(b), each Benefit Plan has been established and administered in accordance with its terms and is in compliance with all applicable Laws, including ERISA and the Code, except for such matters or non-compliance which, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect. There have been no prohibited transactions or breaches of fiduciary duty with respect to the Benefit Plans and related funding arrangements that would constitute a Facilities Material Adverse Effect. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and each trust established in connection with any Benefit Plan that is intended to be exempt from federal Income Taxation under Section 501(a) of the Code is so exempt. All material contributions to, and material payments from, each Benefit Plan that are required to be made in accordance with the terms and conditions thereof and applicable Laws (including ERISA and the Code) have been timely made in all material respects.

(c) Except as set forth in Schedule 5.17(c), neither Sellers nor any Group Company or ERISA Affiliate has ever maintained, been a participating employer in, contributed to, or, since March 23, 2010, been liable to contribute to any employee benefit plan, or, to the Knowledge of Sellers, prior to March 23, 2010 been liable to contribute to, any employee benefit plan which is or was (i) subject to Title IV of ERISA or (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. Neither the Group Companies nor any ERISA Affiliate thereof has sponsored or contributed to, or been required to contribute to, a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), any multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA, or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(d) Except as set forth in Schedule 5.17(d), no Benefit Plan provides for, and no written or oral agreements have been entered into with any employee or former employee of any Group Company promising or guaranteeing, the continuation of health or other welfare benefits for any former employee of any Group Company for any period of time beyond the termination of employment (except to the extent of health continuation coverage pursuant to COBRA).

(e) Sellers have made available to Buyer a correct and complete copy or original of (i) each written Benefit Plan, including all amendments thereto, and all related trust documents; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules with respect to each Benefit Plan, as applicable; and (iii) the most recent determination, opinion, notification or advisory letter from the Internal Revenue Service with respect to each Benefit Plan, as applicable.

(f) With respect to any Benefit Plan, as of the date of this Agreement (i) no claims, lawsuits or actions (other than routine claims for benefits in the ordinary course) are pending, or, to Sellers’ Knowledge, threatened and (ii) no administrative investigation, audit or other administrative proceeding by the U.S. Department of Labor, the IRS or other Governmental Body is pending, in progress or, to Sellers’ Knowledge, threatened. Each of the Benefit Plans and Group Companies have properly classified individuals providing services to any Group Company as independent contractors or employees, as the case may be.

(g) Except as set forth in Schedule 5.17(g), none of the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder or the consummation of the transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) will (i) entitle any Acquired Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Benefit Plan or (iii) result in any breach or violation of, or default under, or limit any Group Company’s right to amend, modify or terminate any Benefit Plan.

(h) No amount or other entitlement that could be received as a result of the transactions (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to Sellers will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of any Group Company is entitled to receive any gross-up or additional payment by reason of the tax required by Sections 409A or 4999 of the Code being imposed on such person.

(i) Sellers and the Group Companies have complied in all material respects with the continuation coverage provisions of COBRA and any applicable state statutes mandating health insurance continuation coverage for the Acquired Employees. Schedule 5.17(i) contains a list of all current and former employees performing services for the Group Companies and their beneficiaries who are eligible for (and/or have elected continuation coverage under COBRA) and who will be treated as “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9.

5.18 Labor Matters.

(a) There is no pending or, to the Knowledge of Sellers, threatened, with respect to any employee of any Group Company, (i) any strike, slowdown, picketing, work stoppage or employee grievance process, (ii) charge, grievance proceeding or other claim against any Group Company relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Body, (iii) union organizational activity or other labor or employment dispute against any Group Company, or (iv) application for certification of a collective bargaining agent.

(b) No Group Company is a party to, or bound by, any union contract, collective bargaining agreement or other labor-related agreements or arrangements with any labor union, labor organization or works council. No union or similar organization represents employees of any Group Company and, to the Knowledge of Sellers, as of the date hereof no such organization is attempting to organize such employees.

(c) Except as set forth in Schedule 5.18, the Group Companies are in compliance with all applicable Laws relating to labor, labor relations or employment, except for any such violation or non-compliance which, individually or in the aggregate, would not constitute a Facilities Material Adverse Effect. No Group Company has engaged in any location closing or employee layoff activities during the two-year period prior to the date hereof that would violate or in any way implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law (collectively, “WARN Act”). Schedule 5.18 includes a complete list of all employees terminated by any Group Company in the past ninety (90) days, which list shall be updated by Sellers at Closing.

5.19 Environmental Matters. Except as set forth in Schedule 5.19:

(a) (i) the Group Companies are in compliance with Environmental Laws and hold and are in compliance with all Governmental Permits required pursuant to Environmental Laws; (ii) no Group Company has assumed, undertaken or otherwise become subject to any liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental Laws; (iii) no Group Company has received in the past three (3) years any currently unresolved written notice of any violation of any Environmental Laws; and (iv) no Group Company has Released any Contaminant at, on, under or from any property owned or leased by any Group Company in violation of any Environmental Laws, except in each case, as would not, individually or in the aggregate, constitute a Facilities Material Adverse Effect.

(b) Neither Sellers nor any of the Group Companies has disposed of or Released any Contaminant on the Owned Real Property or Leased Property so as to give rise to any liabilities or investigatory, corrective or remedial obligations under any Environmental Laws which would reasonably be expected to have a Facilities Material Adverse Effect.

(c) Each of the Group Companies has all licenses, permits, registrations, approvals and authorizations required under applicable Environmental Laws in connection with its operations of the Facilities (“Environmental Permits”), all such Environmental Permits are in full force and effect and all renewal applications due for such Environmental Permits have been timely filed, and each Facility is in compliance with such Environmental Permits, except for any such noncompliance as would not reasonably be expected to have a Facilities Material Adverse Effect.

(d) To Sellers’ Knowledge, Sellers have furnished to Buyer all written environmental assessments, tests, analyses, reports and audits relating to the Facilities, the Owned Real Property and the Leased Property that are in its possession, including without limitation any prior Phase I or Phase II environmental assessments of the Owned Real Property (the “Environmental Reports”).

5.20 Insurance. Set forth on Schedule 5.20 is a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance covering the Group Companies as of the date of this Agreement. Such policies are in full force and effect, all premiums due thereon have been paid, and no notice of cancellation or termination has been received by any Group Company with respect to any such policy. Sellers have made available to Buyer correct and complete copies of all such policies, together with all riders and amendments thereto.

5.21 Related Party Transactions. Other than arrangements between the Group Companies and Sellers and except as set forth on Schedule 5.21, (a) no Related Party has, and no Related Party has had within the past three (3) years, any interest in any material asset used in or otherwise relating to the business of the Group Companies, (b) no Related Party is or has, within the past three (3) years, been indebted to any Group Companies (other than for ordinary travel advances) and none of the Company or Group Companies is or has been indebted to any Related Party and (c) to Sellers’ Knowledge, no Related Party has entered into, or has any financial interest in, any material contract, transaction or business dealing with or involving any Group Company, other than transactions or business dealings conducted in the ordinary course of business at prevailing market prices and on prevailing market terms.

5.22 Brokers. Except for Stephens, Inc., neither any of the Group Companies nor any Person acting on behalf of the Group Companies has paid or become obligated to pay any fee or commission to any third party broker, finder or intermediary for or on account of the Contemplated Transactions.

5.23 Disclaimer of Other Representations and Warranties.

(a) NONE OF SELLERS, ANY GROUP COMPANY, ANY AFFILIATE THEREOF, NOR ANY OF THEIR REPRESENTATIVES (FINANCIAL, LEGAL OR OTHERWISE), MAKES OR HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SELLERS, THE GROUP COMPANIES OR ANY OF THEIR SUBSIDIARIES OR THE BUSINESS OF THE GROUP COMPANIES OR OTHERWISE IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES OF SELLERS EXPRESSLY SET FORTH IN ARTICLE IV AND ARTICLE V. SELLERS HEREBY EXPRESSLY DISCLAIM ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ANY MATTER WHATSOEVER.

(b) Without limiting the generality of the foregoing, none of Sellers, any Group Companies nor any Affiliate or Representative thereof has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Group Companies made available to Buyer, including due diligence materials, or in any presentation of the business of the Group Companies by management of Sellers or others in connection with the Contemplated Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the Contemplated Transactions. It is understood that any cost estimates, projections or other predictions, any data, any future financial information or any memoranda or offering materials or presentations, including but not limited to, any confidential information memorandum or similar materials made available by Sellers, the Group Companies or their Affiliates or Representatives are not and shall not be deemed to be or to include representations or warranties of Sellers, and are not and shall not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the Contemplated Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Sellers to enter into this Agreement and to consummate the Contemplated Transactions, Buyer hereby represents and warrants to Sellers as follows:

6.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer is duly licensed or qualified to conduct business as a foreign limited liability company and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer or its operations. Buyer has all necessary corporate power and authority to own or lease and operate its assets and to carry on its business in the manner that it has been and is currently conducted.

6.2 Authorization, Validity and Effect of Agreement. Buyer has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and each of the Buyer Ancillary Agreements to which it is a party, and to consummate the Contemplated Transactions. This Agreement has been duly authorized by the governing board of Buyer and duly executed and delivered by Buyer and is (assuming the valid authorization, execution and delivery of this Agreement by Sellers) the legal, valid and binding obligation of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by the governing board of Buyer and, upon execution and delivery thereof by Buyer, will be duly executed and delivered by Buyer, and will be (assuming the valid authorization, execution and delivery by each Seller, where such Seller is a party, or the other party or parties thereto) a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. No other action on the part of Buyer or its members or managers is necessary to authorize the execution and delivery by Buyer of this Agreement and the Buyer Ancillary Agreements to which Buyer is a party, the performance of Buyer’s obligations hereunder or thereunder or the consummation by Buyer of the Contemplated Transactions.

6.3 No Conflicts; Consents and Approvals. The execution and delivery of, and the performance of its obligations under, this Agreement by Buyer do not, and the consummation by Buyer of the Contemplated Transactions or by any of the Buyer Ancillary Agreements will not:

(a) assuming the receipt of all necessary authorizations, consents, approvals, orders and waivers and the filing of all necessary documents as described in Section 6.3(b), with or without the giving of notice, lapse of time or both, conflict with, result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, (i) the Certificate of Formation, Operating Agreement or other governing documents of Buyer, (ii) any contract to which Buyer is a party or by which Buyer or any of its assets, properties or businesses may be subject or bound, (iii) any Governmental Order to which Buyer is a party or by which Buyer or any of its assets, properties or businesses may be subject or bound or (iv) any material Laws or Governmental Permits applicable to Buyer or any of its assets, properties or businesses, other than, in the case of clause (ii) above, any such conflicts, violations, breaches, defaults, rights or loss of rights that, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect the ability of Buyer to enter into, perform its obligations under and consummate the Contemplated Transactions; or

(b) require the authorization, consent, approval, order, waiver or act of, or the making by Buyer of any declaration, filing or registration with or notice to, any Person, except (i) in connection, or in compliance, with the provisions of the HSR Act, and (ii) such authorizations, consents, approvals, orders, waivers, acts of, declarations, filings, registrations or notices the failure of which to be obtained or made, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the ability of Buyer to enter into, perform its obligations under and consummate the Contemplated Transactions.

6.4 Legal Proceedings.

(a) There are no Proceedings pending or, to the actual knowledge of Buyer, threatened against Buyer or its Affiliates, or any of their respective officers, directors, employees, consultants or agents (in their capacity as such), in each case, that, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the ability of Buyer to enter into, perform its obligations under and consummate the Contemplated Transactions.

(b) There are no Proceedings pending or, to the actual knowledge of Buyer, threatened against Buyer or its Affiliates that questions the legality of the Contemplated Transactions, or which seeks to restrain, enjoin or delay the consummation of the Contemplated Transactions, or which seeks damages in connection herewith or therewith, and no injunctions of any type have been entered or issued in connection with the Contemplated Transactions.

(c) There are no Governmental Orders to which Buyer or any of its Affiliates, or any of their respective assets, properties or businesses is subject or bound, except for any Governmental Orders, which, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect the ability of Buyer to enter into, perform its obligations under and consummate the Contemplated Transactions. Buyer has no reasonable basis to believe that any Governmental Orders or restrictions are contemplated or that its current assets or activities make any such Governmental Orders or restrictions reasonably likely to result as a result of the execution of this Agreement or otherwise, prior to the Closing.

6.5 Financing. Buyer has cash on hand and other available sources of funds that, together, will at the Closing be sufficient to effect the Contemplated Transactions, including payment of the Purchase Price and other amounts required to be paid under Section 3.2, pay all associated fees, costs and expenses and to make all other payments required by the terms hereof and to otherwise consummate the Contemplated Transactions. Notwithstanding anything to the contrary contained herein, Buyer acknowledges and agrees that it shall not be a condition to the obligations of Buyer to consummate the transactions contemplated hereby that Buyer have sufficient funds for payment of all amounts due hereunder.

6.6 Investment Representations.

(a) Buyer is acquiring the AmiCare Units as an investment for its own account and not with a view to the distribution thereof. Buyer shall not sell, transfer, assign, pledge or hypothecate any of the AmiCare Units in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities Laws.

(b) Buyer has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the AmiCare Units and to understand the risks of, and other considerations relating to, its purchase of the AmiCare Units.

(c) Buyer is aware that, as of the Closing Date, (i) the AmiCare Units will not have been registered under the Securities Act of 1933, as amended, or any state’s securities Laws, and (ii) no securities issued by either Seller or any of its Subsidiaries will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

6.7 No Brokers. Neither Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the Contemplated Transactions.

ARTICLE VII

PRE-CLOSING COVENANTS

The respective Parties covenant that, during the period from and after the date hereof through the earlier of the Closing or the termination of this Agreement:

7.1 Access to Information. Sellers agree to provide Buyer with reasonable access to all information in the possession of Sellers or Representatives relating to the Group Companies or the Contemplated Transactions, and all of such information shall be treated as Confidential Information pursuant to the terms of the Confidentiality Agreement, and Buyer agrees to maintain the confidentiality of the proposed transaction in all dealings with employees of Sellers or the Group Companies. Sellers shall not be required to provide such access if to do so would unreasonably interfere with the operations of the Group Companies or delivery of patient care and shall not be required to violate any obligation of confidentiality to which it is subject or to waive any privilege that it may possess in discharging its obligations pursuant to this Section 7.1, so long as Sellers shall have used their commercially reasonable efforts to provide such information without violation of any such obligation or applicable Law. Buyer agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Group Companies. Buyer also agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (other than executive officers), payor, supplier, vendor, customer, patient or other material business relation of the Group Companies regarding the Contemplated Transactions prior to the Closing, without the prior consent of Sellers. Further, Buyer agrees that neither it nor any of its Representatives will visit any Group Company or Facility unless accompanied by a Representative of Sellers (or unless Sellers authorize a visit without a Representative of Sellers).

7.2 Further Actions; Consents of Third Parties; Governmental Approvals.

(a) Each Party will act diligently and use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper and advisable to consummate and make effective the Contemplated Transactions as promptly as practicable, including: (i) obtaining, before the Closing Date, all authorizations, consents, approvals, orders and waivers, in form and substance reasonably satisfactory to the other Parties, required, or that may become necessary, to be obtained from any Person or Governmental Body to consummate the Contemplated Transactions; and (ii) causing the satisfaction of all conditions to the Closing; provided, however, that such action shall not include any requirement of Sellers or any of their Affiliates to pay money to any third party, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

(b) By the close of business on the first Business Day following the date of this Agreement, each of the Parties shall (or shall cause their ultimate parent entity to) file with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) any notifications and other information required to be filed under the HSR Act with respect to the Contemplated Transactions. Each Party warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSR Act. Each of the Parties agrees to file any additional information requested by such agencies under the HSR Act, and, subject to Section 8.2, to cooperate with and make available to the other Party such information as each of them may reasonably request relative to its business, assets and property as may be required of each of them to file such additional information. Each Party shall, subject to applicable Laws relating to access to and the exchange of information, use reasonable best efforts to promptly inform the other Party of any communication received by, or given by, such Party from or to, as the case may be, the FTC, DOJ or any other Governmental Body regarding the Contemplated Transactions. Each of the Parties shall use its reasonable best efforts to take such action as may be required, including responding to any Request for Additional Information or Documentary Material received by the FTC or DOJ pursuant to the HSR Act and actions relating to the same, to cause the expiration of the waiting periods or the receipt of approval decisions under the HSR Act with respect to the Contemplated Transactions as promptly as reasonably practicable. Each Party shall consult with the other Party in advance with respect to, and permit the other Party to review in advance, any proposed correspondences, filings or communications by such Party with any Governmental Body or members of its staff and provide the other Party with a copy of all correspondences or communications from any Governmental Body or members of its staff. No Party shall agree to participate in any meeting or conference with any Governmental Body in respect of any filing, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other Party the opportunity to attend and participate at such meeting or conference. Buyer and Sellers shall equally share all filing fees under the HSR Act with respect to the Contemplated Transactions.

(c) By the close of business on the first Business Day following the date of this Agreement, Buyer shall (or shall cause Acadia to) file with the Arkansas State Board of Health any notifications and other information required to be filed with respect to the Contemplated Transactions. Each of the Parties agrees to file any additional information requested by such agency, and, subject to Section 8.2, to cooperate with and make available to the other Party such information as each of them may reasonably request relative to its business, assets and property as may be required of each of them to file such additional information. Each Party shall, subject to applicable Laws relating to access to and the exchange of information, use reasonable best efforts to promptly inform the other Party of any communication received by, or given by, such Party from or to, as the case may be, the Arkansas State Department of Health. Each of the Parties shall use its reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods or the receipt of approval decisions from the Arkansas State Department of Health with respect to the Contemplated Transactions as promptly as reasonably practicable.

7.3 Operations Prior to the Closing. Except as contemplated by this Agreement or as set forth in Schedule 7.3 or consented to in writing by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Sellers shall, and shall cause the Group Companies to: (i) except as may be prohibited by Section 7.3(b), conduct the Business in the ordinary course of business; and (ii) use commercially reasonable efforts to maintain in all material respects each Group Company’s assets, properties and business organizations and current relationships and goodwill with its respective customers, suppliers and payors.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Sellers shall not permit any of the Group Companies to:

(i) excluding the issuance of AmiCare Units pursuant to the exercise of outstanding Options, issue, sell, pledge or encumber, or authorize the issuance, sale, pledge or encumbrance of, any Units or issue, sell, pledge or encumber or authorize the issuance, sale, pledge or encumbrance of, any securities convertible into or exchangeable for, or options with respect to, or warrants to purchase or any other rights to subscribe for or acquire, any Units;

(ii) effect any recapitalization, reclassification, dividend, split, combination or like change in its capitalization;

(iii) amend or restate its certificate of formation or operating agreement (or similar organizational documents);

(iv) (A) enter into any collective bargaining agreement or similar agreement; (B) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under, any Benefit Plan, except as required by applicable Law; (C) increase, or make any new commitment to increase, the amount of any salaries, bonuses or other compensation (including equity-based compensation) payable to any of its managers, directors, officers or employees, other than in the ordinary course of business or pursuant to contracts in effect on the date hereof; or (D) enter into any new or amend any employment, severance, retention or change in control agreement with any past or present manager, director, officer or employee;

(v) change any method of accounting or accounting practice or policy used by any Group Company, other than such changes required by GAAP;

(vi) other than in the ordinary course of business or as required by Tax Law, (A) make, change or rescind any election relating to Taxes, (B) settle or compromise any material Tax controversy or forgo any right to a refund of Tax previously paid, (C) amend, refile or otherwise revise any previously filed Tax Return, (D) request a ruling, closing agreement, or similar determination relating to material Taxes, or (E) enter into or terminate any agreement with a Tax Authority or other third party relating to material Taxes;

(vii) permit or allow any of the assets or properties of the Group Companies to become subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to Closing;

(viii) sell, transfer, lease, sublease, license or otherwise dispose of any material properties or assets (real, personal or mixed, including intangible property) of the Group Companies, other than in the ordinary course of business;

(ix) merge or consolidate with any Person, or acquire an interest in any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof, other than in the ordinary course of business;

(x) make any capital expenditure or commitment for any capital expenditure in excess of $100,000, except for capital expenditures that are set forth in Schedule 7.3;

(xi) enter into, amend the terms of, relinquish any material right under or terminate any Material Contract other than in the ordinary course of business;

(xii) waive, compromise or release any material rights, or cancel any material third party indebtedness owed to the Group Companies;

(xiii) institute, settle, release waive or compromise any pending or threatened Proceeding involving (A) the payment of monetary damages by the Group Companies in excess of $100,000 or (B) injunctive or similar relief having a restrictive impact on the business of the Group Companies; or

(xiv) agree to take any of the actions specified in Sections 7.3(b)(i) through (xiii), except as contemplated by this Agreement.

7.4 Notification. Sellers, on the one hand, and Buyer, on the other hand, shall give prompt notice to the other of: (a) any notice or other communication from any Governmental Body or party to a Material Contract alleging that the consent of such third party is or may be required in connection with the Contemplated Transactions; (b) any Group Companies Material Adverse Effect or the occurrence of any event or events which, individually or in the aggregate, constitutes a Group Companies Material Adverse Effect; or (c) the occurrence or non-occurrence of any event that is reasonably likely to result in the failure of any condition to the Closing or that indicates that any of the representations and warranties contained in this Agreement will not be, or are not, true and correct in all material respects.

7.5 Updated Schedules. Concurrently with the execution and delivery of this Agreement, Sellers have delivered to Buyer the Schedules to this Agreement. From and after the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date, Sellers may prepare and deliver to Buyer supplements and/or amendments to the Schedules, which may contain additional Sections that are not in existence as of the date hereof relating to any of the provisions contained in Article IV or V, with respect to matters first arising after the date hereof (each, an “Update”), and each such Update shall be deemed to be an amendment to this Agreement for all purposes hereof other than for purposes of the conditions set forth in Section 9.1; provided that, in the event that the disclosure of the facts, circumstances and events included in such Update would give Buyer the right to elect to terminate this Agreement pursuant to Section 12.1(b) if the 30-day cure period described therein had lapsed and Buyer does not make such election within five (5) Business Days of its receipt of such Update, such Update shall be deemed to be an amendment to this Agreement for all purposes hereof, including with respect to the conditions set forth in Section 9.1. Notwithstanding the above, no update shall prejudice Buyer’s rights to indemnification under Sections 11.1(a)(iii)-(v).

7.6 Exclusivity. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sellers shall not take, nor shall it permit any of its Affiliates or Representatives to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to, or enter into any agreement with, any Person (other than Buyer and/or its Affiliates and Representatives) concerning any direct or indirect acquisition of all or substantially all of the Units or assets of any Group Company, or any merger, consolidation or other business combination involving any Group Company (each, an “Acquisition Transaction”), and Sellers and their Affiliates and Representatives shall immediately cease and cause to be terminated all existing discussions, negotiations and other communications with any Person (other than Buyer and its Affiliates and Representatives) with respect to any such Acquisition Transaction; provided, however, that Buyer hereby acknowledges that prior to the date of this Agreement, Sellers and their Affiliates and Representatives have provided information relating to the Group Companies and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Acquisition Transaction and that such information, access and discussions could reasonably enable another Person to form a basis for an Acquisition Transaction without any breach by Sellers of this Section 7.6. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sellers shall notify Buyer promptly upon the receipt of any proposal, offer, inquiry or contact from any Person (other than Buyer or its Affiliates and Representatives) in respect of any Acquisition Transaction.

7.7 Additional Agreements. Buyer and the Sellers shall perform the agreements contained in Schedule 7.7.

7.8 Risk of Loss. From the date hereof until the Closing Date, in the event that there is any damage to or loss of any of the assets of a Group Company in excess of One Hundred Thousand Dollars ($100,000) (whether by fire, theft, vandalism or other cause or casualty), the Purchase Price shall be reduced by the amount necessary to repair the damage (“Damage Repair Amount”), which reduction shall be offset by any amounts paid by any Group Company’s insurance company and assigned to Buyer and received by Buyer by the Closing Date; provided, however, in the event of a casualty constituting a Group Companies Material Adverse Effect, Buyer, at its sole option, may elect to terminate this Agreement in its entirety. If Sellers and Buyer are unable to agree as to the Damage Repair Amount, then such amount shall be determined by an MAI appraiser to be mutually selected and paid equally by Sellers and Buyer. If Sellers and Buyer are unable to mutually select an appraiser, then one MAI appraiser shall be selected and paid by Buyer and one MAI appraiser shall be selected and paid by Sellers. If a party does not select an appraiser as provided in the preceding sentence within ten (10) days after the other party has given notice of the name of its appraiser, such party shall lose its right to appoint an appraiser. If the two appraisers are selected by the parties as provided above, they shall meet promptly to determine the reduction in Purchase Price. If they are unable to agree within fifteen (15) days after the second appraiser has been selected, they shall jointly select a third MAI appraiser. The reduction in Purchase Price shall be set by agreement of any two of the three appraisals. If the two appraisers are unable to agree on a third appraiser within thirty (30) days after the second appraiser has been selected, either party, by giving written notice to the other, may apply to the American Arbitration Association for the purpose of determining the reduction in Purchase Price. Sellers and Buyer shall each bear one-half (1/2) of the cost of selecting the third appraiser and of paying the third appraiser’s fee. The third appraiser, however selected, shall be a person who has not previously acted in any capacity for any Party. If any two appraisers are unable to determine the reduction in Purchase Price within fifteen (15) days after the third appraiser has been selected, then the two appraisals that are closest shall be added together and their total divided by two; the resulting quotient shall be the reduction in Purchase Price (the third appraisal farthest from the remaining two shall be ignored). In determining the reduction in Purchase Price, each appraiser shall take into consideration, understand, and correctly employ those recognized techniques that are necessary to produce a credible appraisal.

7.9 Condemnation. From the date hereof until the Closing Date, in the event that there is any condemnation of any of the assets of a Group Company in excess of One Hundred Thousand Dollars ($100,000), the Purchase Price shall be reduced by the amount of such condemnation proceeds but the reduction shall be offset by any amounts received by Buyer for such condemnation; provided, however, in the event of any pending, threatened or contemplated condemnation or eminent domain proceeding which constitutes a Group Companies Material Adverse Effect, Buyer at its sole option, may elect to terminate this Agreement in its entirety.

7.10 Options Cash Out. Sellers shall cause AmiCare to exercise its right, pursuant to Section 4.2(d) of the 2007 Option Plan, (a) to cause all vested and unvested Options to be cancelled as of the Effective Time and (b) to convert all vested Options into the right to receive cash in the amount provided in the 2007 Option Plan.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1 Tax Matters.

(a) Notwithstanding anything herein to the contrary, Buyer shall be liable for and pay, and shall indemnify Sellers against, any Transfer Taxes that may be imposed upon, or payable or collectible or incurred in connection with the Contemplated Transactions. Buyer shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, Sellers will join in the execution of any such Tax Returns or other documentation.

(b) After the Closing, the Parties shall cooperate with each other by furnishing any additional information and executing and delivering any additional documents as may be reasonably requested by such Parties in their preparation of any Tax Returns required to be filed by or with respect to the Group Companies. Such cooperation shall include access during normal business hours afforded to the Parties and their respective agents and Representatives to, and reasonable retention by such Parties of, Tax records related to the Group Companies, and making employees and agents (including auditors) of the Group Companies available on a reasonably convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Except as set forth on Schedule 8.1(c), neither Sellers nor any Affiliate of Sellers shall file or cause or permit to be filed any amended Tax Return or claims for refund with respect to the Group Companies or which include the Group Companies or grant or cause or permit to be granted any extension of any statute of limitation with respect to any Tax Returns for any Taxable Period or portion of any Straddle Period ending on or before the Closing Date without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed). None of Buyer, the Group Companies or any Affiliate of Buyer shall (or shall cause or permit any Group Company to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to any Group Company with respect to any Taxable Period or portion of any Straddle Period ending on or prior to the Closing Date without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) Except for the federal and state income tax returns of AmiCare, which will be prepared and filed by Sellers, Buyer shall prepare or cause to be prepared, in a manner consistent with the most recent Tax Returns of the Group Companies and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (unless Buyer determines there is no reasonable basis for such position, election or method), all Tax Returns of or with respect to the Group Companies that are required to be filed after the Closing Date for (i) all Taxable Periods ending on or prior to the Closing Date and (ii) all Straddle Periods; provided that Buyer shall deliver any such Tax Return to Sellers in the form proposed for filing at least thirty (30) Business Days prior to the due date thereof for review and approval by Sellers, which approval may not be unreasonably withheld, conditioned or delayed. Sellers shall notify Buyer of any requested changes to such returns within ten (10) Business Days of Sellers’ receipt thereof. If Buyer objects to Sellers’ requested changes, Buyer and Sellers will have five (5) Business Days to resolve such dispute prior to submitting the disputed portion of such return to the Accounting Firm for binding resolution prior to filing such Tax Return. The Accounting Firm will promptly review only those items and amounts specifically set forth in the requested change(s) and resolve the dispute with respect to each requested change. The fees and expenses of the Accounting Firm will be borne by Sellers and Buyer in the percentage inversely proportionate to the percentage of the total amount of the total items submitted for dispute that are resolved in such party’s favor, or determined by the Accounting Firm. The decision of the Accounting Firm will be final, conclusive and binding on the parties. Buyer shall file or cause to be filed, within the time and in the manner required by applicable Law, such Tax Returns and pay or cause to be paid all Taxes due and owing by the Group Companies with respect to such Tax Returns, subject to the indemnification provisions of Section 11.1. Buyer also shall prepare or cause to be prepared all Tax Returns required to be filed by or with respect to the Group Companies for all Taxable Periods beginning after the Closing Date, and file or cause to be filed, within the time and in the manner required by applicable Law, all such Tax Returns and pay or cause to be paid all Taxes due and owing with respect to such Tax Returns.

(e) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of such Straddle Period ending on the Closing Date shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which could be payable if the Taxable Period ended on the Closing Date and the Parties shall elect to do so if permitted by applicable Law; and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of any Group Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Taxable Period), multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(f) After the Closing Date, Buyer shall notify Sellers in writing within fifteen (15) Business Days of receiving notice of any proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on Buyer or any Group Company, that if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 11.1. Such notice shall contain factual information (to the extent known to Buyer) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such asserted Tax liability. The failure to give notice as provided in this Section 8.1(f) shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(i) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) relating to any Group Company solely with respect to a Taxable Period ending on or prior to the Closing Date, Sellers shall have the sole right, at their expense, to control the conduct of such Contest; provided, that, in the event that any such Contest could result in an adjustment to Tax of any Group Company for a Taxable Period or portion of a Straddle Period ending after the Closing Date, Sellers (A) shall permit Buyer, at its expense, to participate in the proceeding solely with respect to an adjustment that might affect the Tax liability of Buyer or any Group Company for a Taxable Period ending after the Closing Date and (B) shall not settle or otherwise compromise such Contest without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, except as may be required by Law, Sellers shall take no position that Buyer determines will result in any material negative Tax consequence to Buyer or the Group Companies after the Closing Date without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed).

(ii) In the case of any other Contest relating to any Group Company, Buyer shall have the sole right, at Buyer’s expense, to control the conduct of such Contest; provided, that, in the event that any such Contest could result in an adjustment to Tax of any Group Company for a Taxable Period or portion of a Straddle Period ending on or before the Closing Date for which Sellers could be liable pursuant to Section 11.1 hereof or otherwise, Buyer (A) shall permit Sellers, at Sellers’ expense, to participate in the proceeding solely with respect to an adjustment that could affect the Tax liability of Sellers for a Taxable Period or portion of a Straddle Period ending on or before the Closing Date and (B) shall not settle or otherwise compromise such Contest without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(g) For Tax purposes, unless otherwise required by applicable Law, the Parties agree to treat all payments made under any indemnity provisions contained in this Agreement, and any payments in respect of any breaches of representations, warranties, covenants or agreements hereunder, as adjustments to the Purchase Price.

(h) Buyer and Sellers agree that the Group Companies which are corporations shall become members of the federal income tax consolidated group of which Buyer is the common parent at the end of the day on the Closing Date and such corporations’ federal income tax year shall end at the end of the day on the Closing Date. To the extent applicable, any state or local Income Tax Returns shall be prepared in accordance with provisions comparable to Treasury Regulations Section 1.1502-76(b) under state or local Law. The taxable year of all other Group Companies which are not corporations shall end as of the Closing Date, and all federal Income Tax Returns (and to the extent applicable, any state or local Income Tax Returns) shall be prepared accordingly.

(i) Any Tax refunds that are received by Buyer or any Group Company, and any amounts credited against Tax to which Buyer or any Group Company become entitled, that relate to Taxable Periods or portions of Straddle Periods ending on or before the Closing Date shall be for the account of Sellers, and Buyer shall pay or cause to be paid over to Sellers any such refund or the amount of any such credit within five (5) Business Days after receipt or entitlement thereto. Buyer will, and will cause the Group Companies to, execute such documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for the Group Companies to perfect their rights in and obtain all Tax refunds and credits for which any such Person is eligible and to which Sellers is entitled. None of Buyer or Sellers shall, or shall permit any Group Company to, forfeit, fail to collect or otherwise minimize any Tax refund or credit to which Sellers would be entitled, whether through any election to carry forward a net operating loss or otherwise.

(j) Buyer and Sellers agree that the sale and purchase of AmiCare Units shall be treated for federal tax purposes, and any analogous state or local tax purposes, as a sale of the partnership interests of AmiCare by Sellers and the acquisition of the assets of AmiCare, including the assets of any Subsidiaries that are disregarded from AmiCare for federal Tax purposes, from Sellers by Buyer, as provided in Situation 2 of Revenue Ruling 99-6. Buyer shall prepare and deliver to Sellers at least ten (10) days prior to Closing, a schedule that allocates the Purchase Price among the assets of the Group Companies deemed purchased by Buyer. Such schedule shall be agreed upon by Buyer and Sellers and shall be set forth in Schedule 8.1 (the “Purchase Price Allocation”). Except as required pursuant to a determination (as defined in Section 1313 of the Code or any similar provision of state or local Laws), each Party agrees to report the federal, state, local and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such treatment and Purchase Price Allocation and shall not take any position inconsistent therewith upon examination of any Tax allocation and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, or in any litigation, investigation, or otherwise.

(k) Seller agrees to cause Pinewood Healthcare Realty, L.P. to make an election under Section 754 of the Code with its federal income Tax Return for the Taxable Period ending on the Closing Date, unless Buyer notifies Seller in writing not to make such election.

8.2 Confidentiality. The Parties hereto acknowledge and agree that all confidential information relating to Sellers, the Group Companies, Buyer or their respective Affiliates and businesses, including confidential matters consisting of “know-how,” trade secrets, customer lists, details of contracts, pricing policies, operational and service methods, sales data, marketing plans or strategies, service development techniques or plans, business acquisition plans, new personnel acquisition plans, technical processes, designs and design projects and inventions (collectively, “Confidential Information”) are valuable, special and unique assets of such Person to which the Confidential Information belongs and are, and upon the Closing will be, owned exclusively by such Person. Each Party agrees to, and agrees to use its reasonable best efforts to cause its directors, officers, employees, partners, Affiliates, agents, advisors (including accountants and legal counsel) and other representatives (“Representatives”) to, treat the Confidential Information, together with any other confidential information furnished to Sellers or the Group Companies or their respective Affiliates by Buyer or its Affiliates, on the one hand, or to Buyer or its Affiliates by Sellers, the Group Companies or any of their respective Affiliates, on the other hand, as confidential and not to make use of such information for its own purposes or for the benefit of any other Person. To the extent the terms in this Section 8.2 conflict with the terms of the Confidentiality Agreement, dated as of September 5, 2012, between AmiCare and Buyer or its Affiliate (the “Confidentiality Agreement”), the terms of this Section 8.2 shall supersede the conflicting terms in the Confidentiality Agreement.`

8.3 Employment Matters.

(a) Buyer agrees that it and the Group Companies shall make COBRA continuation coverage (as described in Section 601 of ERISA) available for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9 as a result of the Contemplated Transactions. Buyer agrees that, following the Closing Date, it will not take any action which would trigger liability for Sellers or any of its Affiliates under the WARN Act.

(b) Substantially all employees of the Group Companies shall continue to be employed by the Group Companies on an at will basis as of and following the Closing. All of the employees employed by the Group Companies after the Closing shall be referred to herein as “Acquired Employees.”

(c) Reserved.

(d) From and after the Closing Date, Buyer shall cause all Acquired Employees to be granted credit for any service with Sellers and any Group Company earned prior to the Closing Date for purposes of benefit eligibility and vesting (but not benefit accrual). In addition, Buyer hereby agrees that Buyer shall cause all covered expenses incurred during the calendar year in which the Closing Date occurs by any Acquired Employee (or covered dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date for the remainder of such calendar year.

(e) Notwithstanding anything herein to the contrary, if requested by Buyer, Sellers hereby covenant and agree to amend, merge, terminate or take any other action with respect to the Benefit Plans, including but not limited to, causing any Benefit Plan to spin-off or transfer the accrued aggregate account balances of its employees to a plan or plans specified by Buyer; to take all steps necessary to accomplish such requests; to provide all the required notices to participants and appropriate Governmental Bodies; to adopt all necessary resolutions and Benefit Plan amendments in order to accomplish such requests; and to provide to Buyer satisfactory evidence of such actions.

8.4 Access to Records after Closing. For a period of six (6) years after the Closing Date, Sellers and their Affiliates and Representatives shall have reasonable access to all of the books and records of the Group Companies to the extent that such access may reasonably be required by Sellers in connection with any legitimate matter relating to or affected by the operations of the Group Companies prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Sellers shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 8.4. If Buyer or any Group Company shall desire to dispose of any of such books and records prior to the expiration of such 6-year period, Buyer shall, prior to such disposition, give Sellers a reasonable opportunity, at Sellers’ expense, to segregate and remove such books and records as Sellers may select.

8.5 Tail Insurance. On or before the Closing Date, Sellers shall have provided evidence reasonably satisfactory to Buyer that AmiCare has purchased fully-paid extended reporting period under AmiCare’s existing general and professional liability policy to remain in place for a period of at least three (3) years from the Effective Time (the “Tail Policy”). Buyer, any of its Affiliates reasonably determined by Buyer, and Sellers will be listed as additional insureds with respect to the Tail Policy. Buyer shall not cause or permit AmiCare to terminate or amend the Tail Policy or any coverage provided thereunder after the Effective Time. Sellers shall pay the premium for the Tail Policy.

8.6 Cost Reports.

(a) None of Buyer, the Group Companies or any Affiliate of Buyer shall (or shall cause or permit any Group Company to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any cost report filed with any Government Healthcare Program for any period ending on or before the Closing Date, including any such cost report filed after the Closing Date for such prior periods without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Buyer shall prepare or cause to be prepared, in a manner consistent with the most recent cost reports of the Group Companies, and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such cost reports (unless Buyer determines there is no reasonable basis for such position, election or method), all cost reports of or with respect to the Group Companies that are required to be filed after the Closing Date for (i) all Cost Report Periods ending on or prior to the Closing Date and (ii) all Cost Report Straddle Periods; provided that Buyer shall deliver any such cost report to Sellers in the form proposed for filing at least twenty (20) Business Days prior to the due date thereof for review and approval by Sellers, which approval may not be unreasonably withheld, conditioned or delayed. Sellers shall notify Buyer of any requested changes to such cost reports within ten (10) Business Days of Sellers’ receipt thereof. If Buyer objects to Sellers’ requested changes, Buyer and Sellers will have five (5) Business Days to resolve such dispute prior to submitting the disputed portion of such cost report to the Accounting Firm for binding resolution prior to filing such cost report. The Accounting Firm will promptly review only those items and amounts specifically set forth in the requested change(s) and resolve the dispute with respect to each requested change. The fees and expenses of the Accounting Firm will be borne by Sellers and Buyer in the percentage inversely proportionate to the percentage of the total amount of the total items submitted for dispute that are resolved in such party’s favor, or determined by the Accounting Firm. The decision of the Accounting Firm will be final, conclusive and binding on the parties. Buyer shall file or cause to be filed, within the time and in the manner required by applicable Law, such cost reports.

(c) After the Closing Date, Buyer shall notify Sellers in writing within fifteen (15) Business Days of receiving notice of any proposed reopening of any cost report or of any demand or claim on Buyer or any Group Company, that if determined adversely to Buyer or any Group Company or after the lapse of time, could be grounds for indemnification under Section 11.1. Such notice shall contain factual information (to the extent known to Buyer) describing the asserted basis for reopening in reasonable detail and shall include copies of any notice or other document received from any

Governmental Body in respect of any such reopening. The failure to give notice as provided in this Section 8.6(b) shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(i) In the case of a proposed cost report settlement, cost report reopening or administrative or judicial proceeding related to a cost report (a “Cost Report Contest”) relating to any Group Company solely with respect to a Cost Report Period ending on or prior to the Closing Date, Sellers shall have the sole right, at their expense, to control the conduct of such Cost Report Contest; provided, that, in the event that any such Cost Report Contest could result in an adjustment to reimbursement of any Group Company for a Cost Report Period or portion of a Cost Report Straddle Period ending after the Closing Date, Sellers (A) shall permit Buyer, at its expense, to participate in the proceeding solely with respect to an adjustment that might affect the reimbursment of Buyer or any Group Company for a Cost Report Period ending after the Closing Date and (B) shall not settle or otherwise compromise such Cost Report Contest without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, except as may be required by Law, Sellers shall take no position that Buyer determines will result in any material negative consequence to Buyer or the Group Companies under any Government Healthcare Program after the Closing Date without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed).

(ii) In the case of any other Cost Report Contest relating to any Group Company, Buyer shall have the sole right, at Buyer’s expense, to control the conduct of such Cost Report Contest; provided, that, in the event that any such Cost Report Contest could result in an adjustment to payments made to any Group Company for a Cost Report Period or portion of a Cost Report Straddle Period ending on or before the Closing Date for which Sellers could be liable pursuant to Section 11.1 hereof or otherwise, Buyer (A) shall permit Sellers, at Sellers’ expense, to participate in the proceeding solely with respect to an adjustment that could affect the liability of Sellers for payments to a Government Healthcare Program for a Cost Report Period or portion of a Cost Report Straddle Period ending on or before the Closing Date and (B) shall not settle or otherwise compromise such Cost Report Contest without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

8.7 Further Assurances. Each Party will use reasonable best efforts to take all further actions and execute and deliver all further documents that are necessary to carry out the intent and purposes of this Agreement and the Buyer Ancillary Agreements and Seller Ancillary Agreements.

8.8 Covenant Not to Compete. Sellers and their Affiliates hereby covenant and agree with Buyer and its Affiliates that, during the Non-Compete Period (as such term is defined below) and within the Non-Compete Area (as such term is defined below), they shall not directly or indirectly, (a) acquire, lease, manage, consult for, serve as agent or subcontractor for, finance, invest in, own any part of or exercise management control over any in-patient psychiatric facility or business that provides services that are the same or similar to the services provided by any of the Facilities (a “Competing Business”); (b) solicit for employment or employ any person who is employed by the Group Companies as of the Closing Date or any Acquired Employee (other than general media advertisements of employment opportunities), or (c) disrupt or attempt to disrupt any past, present or reasonably foreseeable future relationship, contractual or otherwise between the Facilities, on the one hand, and any physician, physician group, or other healthcare provider with whom any Group Company contracts with in connection with the Facilities or make statements to the same that disparage Buyer and its Affiliates or their respective operations in any way. The “Non-Compete Period” shall commence on the Closing Date and terminate on the third anniversary of the Closing Date. The “Non-Compete Area” shall mean the area within State of Arkansas. Ownership of less than three percent (3%) of the stock of a publicly held company shall not be deemed a breach of this covenant. Notwithstanding the foregoing, the foregoing restrictions shall not preclude Sellers or any of their Affiliates from (A) acquiring, by asset or stock purchase, merger or otherwise, any entity or multiple facilities from an entity which engages in a Competing Business (the “Acquired Competing Business”), so long as (x) such acquisition is consummated not less than twelve (12) months following the Closing Date and (y) provided the gross revenue attributable to such Acquired Competing Business derived within the Non-Compete Area for the twelve (12) month period immediately preceding the date of the acquisition of such Acquired Competing Business comprises less than twenty-five percent (25%) of the gross revenue attributable to all businesses included in the Acquired Competing Business for the twelve (12) month period immediately preceding the date of the acquisition of such Acquired Competing Business, or (B) being acquired by asset or stock purchase, merger or otherwise, by any unaffiliated entity which engages in a Competing Business.

8.9 Enforceability. In the event of a breach of Section 8.8, Sellers and their Affiliates recognize that monetary damages shall be inadequate to compensate Buyer and its Affiliates, and Buyer and its Affiliates shall be entitled, without the posting of a bond or similar security, to an injunction restraining such breach, with the costs (including attorney’s fees) of securing such injunction to be borne by the breaching party. Nothing contained herein shall be construed as prohibiting Buyer and its Affiliates from pursuing any other remedy available for such breach or threatened breach. All parties hereby acknowledge the necessity of protection against the competition of Sellers and their Affiliates and that the nature and scope of such protection has been carefully considered by the parties. The period provided and the area covered are expressly represented and agreed to be fair, reasonable and necessary. The consideration provided for herein is deemed to be sufficient and adequate to compensate the Sellers and their Affiliates for agreeing to the restrictions contained in Section 8.8. If, however, any court determines that the forgoing restrictions are not reasonable, such restrictions shall be modified, rewritten or interpreted to include as much of their nature and scope as will render them enforceable.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

Unless waived in accordance with this Article IX, the obligations of Buyer under this Agreement are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

9.1 No Misrepresentation or Breach of Warranties.

(a) The representations and warranties of Sellers set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (other than to the extent that the representation or warranty is expressly limited by its terms to another date, in which case the representation or warranty shall have been true and correct on that date), except for inaccuracies of representations and warranties the facts, events and circumstances giving rise to which would not constitute a Group Companies Material Adverse Effect.

(b) Buyer shall have received a certificate signed by a duly authorized officer of each Seller with respect to the representations and warranties contained in Article IV and Article V.

9.2 Performance of Obligations. Sellers shall have performed, in all material respects, all agreements and covenants required to be performed under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed by an authorized officer of each Seller, in such capacity, certifying to such effect.

9.3 No Material Adverse Effect. No event or events shall have occurred which, individually or in the aggregate, constitutes a Group Companies Material Adverse Effect.

9.4 No Restraint. The waiting period under the HSR Act shall have expired or been terminated, and no Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or order, writ, judgment, injunction, decree, stipulation, determination or award (whether temporary, preliminary or permanent) that has the effect of making the Contemplated Transactions illegal or otherwise restraining or prohibiting any Contemplated Transactions. No Proceeding shall have been instituted or threatened by or before a Governmental Body which seeks to enjoin, restrain, prohibit, materially delay or obtain damages in respect of any of the Contemplated Transactions, or which would reasonably be expected to prevent or make illegal any of the Contemplated Transactions.

9.5 Governmental Approvals. All authorizations, consents, approvals, orders and waivers of or by all Governmental Bodies necessary to consummate the Contemplated Transactions, which are required to be obtained prior to the Closing by applicable Law, shall have been obtained, other than those as to which the failure to possess would not constitute a Group Companies Material Adverse Effect.

9.6 Third-Party Consents. Sellers shall have obtained all third-party consents and approvals set forth in Schedule 9.6.

9.7 Seller Ancillary Agreements. Sellers shall have executed and delivered each of the Seller Ancillary Agreements to which it is a party.

9.8 Guarantys. Buyer shall have received a Guaranty executed by each of the Guarantors.

9.9 Manager Non-Compete. Buyer shall have received an agreement from each manager of AmiCare, and from each of Kimberly Bice, Catherine Naples, Kasey Naples and Courtney Riggs to be bound by the terms of the covenant not to compete set forth in Section 8.8 hereof.

9.10 Waiver of Closing Conditions. Notwithstanding the failure of any one or more of the foregoing conditions, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions. To the extent that Sellers deliver to Buyer a written notice specifying in reasonable detail the failure of any of such conditions or the breach by of any of the representations or warranties of Sellers contained herein, and nevertheless Buyer proceeds with the Closing, Buyer shall be deemed to have waived for all purposes any rights or remedies it may have against the by reason of the failure of any such conditions or the breach of any such representations or warranties to the extent described in such notice.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement are subject to the satisfaction or to the waiver by Sellers, on or prior to the Closing Date, of each of the following conditions:

10.1 No Misrepresentation or Breach of Warranties.

(a) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (other than to the extent that the representation or warranty is expressly limited by its terms to another date, in which case the representation or warranty shall have been true and correct on that date), except where the failure to be so true and correct (without regard to any materiality qualifiers therein) would not constitute a material adverse effect on the ability of Buyer to consummate the Contemplated Transactions.

(b) Sellers shall have received a certificate signed by a duly authorized officer of Buyer, in such capacity, certifying to such effect.

10.2 Performance of Obligations. Buyer shall have performed, in all material respects, all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Sellers shall have received a certificate signed by an authorized officer of Buyer, in such capacity, certifying to such effect.

10.3 No Restraint. The waiting period under the HSR Act shall have expired or been terminated, and no Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or order, writ, judgment, injunction, decree, stipulation, determination or award (whether temporary, preliminary or permanent) that has the effect of making the Contemplated Transactions illegal or otherwise restraining or prohibiting any Contemplated Transactions. No Proceeding shall have been instituted or threatened by or before a Governmental Body which seeks to enjoin, restrain, prohibit, materially delay or obtain damages in respect of any of the Contemplated Transactions, or which would reasonably be expected to prevent or make illegal any of the Contemplated Transactions.

10.4 Governmental Approvals. All authorizations, consents, approvals, orders and waivers of or by all Governmental Bodies necessary to consummate the Contemplated Transactions, which are required to be obtained prior to the Closing by applicable Law shall have been obtained.

10.5 Third Party Consents. Sellers shall have obtained all third-party consents and approvals set forth in Schedule 9.6.

10.6 Buyer Ancillary Agreements. Buyer shall have executed and delivered each of the Buyer Ancillary Agreements to which it is a party.

10.7 Waiver of Closing Conditions. Notwithstanding the failure of any one or more of the foregoing conditions, Sellers may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. To the extent that at the Closing, Buyer delivers to Sellers a written notice specifying in reasonable detail the failure of any of such conditions or the breach by Buyer of any of the representations or warranties of Buyer contained herein, and nevertheless Seller proceeds with the Closing, Sellers shall be deemed to have waived for all purposes any rights or remedies they may have against Buyer by reason of the failure of any such conditions or the breach of any such representations or warranties to the extent described in such notice.

ARTICLE XI

INDEMNIFICATION

11.1 Indemnification by Sellers.

(a) From and after the Closing, subject to the limitations in Sections 11.1(b) and (c) and the other provisions in this Article XI, Sellers, jointly and severally, agree to indemnify, defend and hold harmless each Buyer Group Member from and against any and all Losses incurred by such Buyer Group Member in connection with or arising from:

(i) any breach of any warranty or the inaccuracy of any representation of Sellers contained in Article IV or Article V of this Agreement (as modified by the Schedules) or in the certificate delivered by or on behalf of Sellers to Buyer pursuant to Section 9.1 of this Agreement;

(ii) any breach by Sellers of, or failure by Sellers to perform, any of Sellers’ covenants or obligations contained in this Agreement;

(iii) any settlement, adjustment, disallowance, overpayment, set off against future payments or reimbursement, or recoupment (collectively, an “Adjustment”) arising from or related to (x) any cost report filed with any Government Healthcare Program for any period ending on or before the Closing Date, including any such cost report filed after the Closing Date for such prior periods (provided, for the avoidance of doubt, that Sellers will not be liable for or indemnify any Buyer Group Member for an Adjustment to the extent such Adjustment relates to periods after the Closing), and (y) any demand for return of all or part of payments made in any period on or before the Closing Date by any Government Healthcare Program, whether by the Government Healthcare Program or a contractor (including any Medicare administrative contractor, Medicare program safeguard contractor, Medicare recovery audit contractor, or Medicaid recovery audit contractor) acting on behalf of a Government Healthcare Program;

(iv) any Taxes imposed upon or payable by any of the Group Companies for any Taxable Period, or portion of any Straddle Period, ending on or prior to the Closing Date; provided, however, Sellers shall be liable only to the extent that such Taxes are in excess of the aggregate amount, if any, reserved for such Taxes on the Closing Date Balance Sheet and shall be liable for any Taxes imposed on any Group Company or for which any Group Company may otherwise be liable as a result of transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing; or

(v) any Excluded Liability.

(b) Notwithstanding the foregoing, Sellers shall only be required to indemnify a Buyer Group Member for Losses incurred by such Buyer Group Member to the extent that:

(i) any particular Loss equals or exceeds Five Thousand Dollars ($5,000);

(ii) under Section 11.1(a)(i) and/or Section 11.1(a)(ii), the aggregate amount of Losses exceeds Five Hundred Thousand Dollars ($500,000) (the “Deductible”) (it being understood that Sellers shall be liable for the full amount of the Losses, including the Deductible amount); provided that the Deductible shall not apply to claims (x) for breaches of Section 4.2 (Authorization, Validity and Effect of Agreement), Section 4.4 (Title to Units), Section 5.2 (Capitalization), Section 5.7 (Taxes), Section 8.1 (Tax Matters) or claims for fraud, or (y) arising under Sections 11.1(a)(iii) – (v); and

(iii) the aggregate amount required to be paid or indemnified by Sellers pursuant to Section 11.1(a)(i),(ii) and/or (iii) shall not exceed $7,500,000.00 (the “Cap”), and shall be recoverable first by the Buyer Group Member from the Escrow Amount unless such Escrow Amount has been depleted or released to Seller, in which case, such indemnity amount may be recovered from Sellers or from the guarantors under the Guaranties; provided that the Cap shall not apply to claims (x) for breaches of Section 4.2 (Authorization, Validity and Effect of Agreement), Section 4.4 (Title to Units), Section 5.2 (Capitalization), Section 5.7 (Taxes), Section 8.1 (Tax Matters) or claims for fraud, or (y) arising under Sections 11.1(a)(iv) – (v).

(c) The indemnification provided for in Section 11.1(a) shall terminate on the Escrow Release Date (and no claims shall be commenced by any Buyer Group Member under Section 11.1(a)(i) thereafter), provided that the indemnification provided for in Section 11.1(a)(i) as it relates to claims for breaches of Section 4.2 (Authorization, Validity and Effect of Agreement), Section 4.4 (Title to Units), Section 5.2 (Capitalization), Section 5.7 (Taxes), Section 5.8 (Governmental Permits), Section 5.10 (Health Care Regulatory Matters), Section 5.17 (Employee Benefits), Section 5.19 (Environmental Matters) and the indemnification provided for in Sections 11.1(a)(iii)-(v), shall terminate upon the earlier of the expiration of the statute of limitations related thereto and four years after the Closing (and no claims shall be commenced by any Buyer Group Member thereunder thereafter), and the indemnification provided for in Section 11.1(a)(ii) as it relates to covenants shall terminate upon the earlier of the expiration of the period specified in the covenant or the expiration of the applicable statute of limitations (and no claims shall be commenced by any Buyer Group Member thereunder thereafter). Notwithstanding the foregoing, the indemnification by Sellers shall continue as to any Losses of which any Buyer Group Member has validly given a Claim Notice to Sellers in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1(c), as to which the obligation of Sellers shall continue solely with respect to the specific matters in such Claim Notice until the liability of Sellers shall have been determined pursuant to this Article XI, and Sellers shall have reimbursed all Buyer Group Members for the full amount of such Losses that are payable with respect to such Claim Notice in accordance with this Article XI.

11.2 Indemnification by Buyer.

(a) Buyer agrees to indemnify, defend and hold harmless each Seller Group Member from and against any and all Losses incurred by such Seller Group Member in connection with or arising from:

(i) any breach of any warranty or the inaccuracy of any representation of Buyer contained in Article VI or in the certificate delivered by Buyer to Sellers pursuant to Section 10.1 of this Agreement;

(ii) any breach by Buyer of, or failure by Buyer to perform, any of its covenants and obligations contained in this Agreement; or

(iii) any Taxes imposed upon or payable by any of the Group Companies for any Taxable Period (or portion thereof) that begins after the Closing Date or the portion of any Straddle Period after the Closing Date.

(b) The indemnification provided for in Section 11.2(a) shall terminate on the Escrow Release Date (and no claims shall be commenced by any Seller Group Member under Section 11.2(a) thereafter), provided that the indemnification provided for in Section 11.2(a)(i) as it relates to Section 6.2 (Authority, Validity and Effect of Agreement) shall terminate upon the expiration of the statute of limitations related thereto, and the indemnification provided for in Section 11.2(a)(ii) as it relates to covenants shall terminate on the earlier to occur of the expiration of the period specified in the covenant or the expiration of the applicable statute of limitations (and no claims shall be commenced by any Seller Group Member under Section 11.2(a)(ii) thereafter). The indemnification by Buyer shall continue as to any Losses of which any Seller Group Member has validly given a Claim Notice to Buyer in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2(b), as to which the obligation of Buyer shall continue solely with respect to the specific matters in such Claim Notice until the liability of Buyer shall have been determined pursuant to this Article XI, and Buyer shall have reimbursed Seller for the full amount of such Losses that are payable with respect to such Claim Notice in accordance with this Article XI.

11.3 Notice of Claims. Any Person seeking or intending to seek indemnification hereunder (the “Indemnified Party”) shall give promptly to the Party or Parties obligated to provide indemnification to such Indemnified Party (each, the “Indemnitor”) a written notice (a

“Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based.

11.4 Resolution of Indemnifiable Claims. After the giving of any Claim Notice pursuant to Section 11.3, the amount of indemnification to which an Indemnified Party shall be entitled under this Article XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses suffered by it. Once a Loss is payable pursuant to this Section 11.4, the Indemnitor shall satisfy its obligations by wire transfer of immediately available funds to an account designated in writing by the Indemnified Party, provided that, in the event that Sellers are required to indemnify any Buyer Group Member, such payment shall be satisfied solely by withdrawals from the Escrow Amount in accordance with Section 2.1 and the terms and conditions of the Escrow Agreement.

11.5 Third Party Claims.

(a) Any Indemnified Party seeking or intending to seek indemnification under this Agreement in respect of, arising out of or involving any claim, action, demand or Proceeding made by any Person who is not a Party or Affiliate thereof (a “Third Party Claim”) against the Indemnified Party shall promptly give a Claim Notice to the Indemnitor(s) with respect to the Third Party Claim. Thereafter, the Indemnified Party shall promptly deliver to the Indemnitor, after the Indemnified Party’s receipt thereof, copies of all notices, pleadings, demands and documents received by the Indemnified Party or its Affiliates or Representatives relating to the Third Party Claim. The failure to give notice as provided in this Section 11.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(b) In the event of a Third Party Claim, the Indemnitor shall have the sole and absolute right, at its election (within twenty (20) Business Days following its receipt of Claim Notice from the Indemnified Party with respect to such Third Party Claim) and at its expense, to control, defend against, negotiate, settle or otherwise deal with such Third Party Claim using counsel of its choice; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its sole expense. The Indemnitor shall not settle or otherwise compromise any such Third Party Claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) if the settlement does not include as a term thereof the giving by the Person(s) asserting such Third Party Claim to the Indemnified Party of a release from all liability with respect to such Third Party Claim. If the Indemnitor does not so elect to undertake the defense of such Third Party Claim, the Indemnified Party shall have the right to undertake the defense against the Third Party Claim; provided, that the Indemnified Party shall not settle or otherwise compromise any such Third Party Claim without the consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed). The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(c) To the extent of any inconsistency between this Section 11.5 and Section 8.1(f) (relating to Tax Contests), the provisions of Section 8.1(f) shall control with respect to Tax Contests.

11.6 Determination of Indemnification Amounts.

(a) The amount of any and all Losses under this Article XI shall be determined net of (i) any Tax benefits realized by any Indemnified Party arising from the deductibility of any such Losses and (ii) any amounts actually received by the Indemnified Party under insurance policies, indemnities, warranties or other reimbursement arrangements with respect to such Losses. Each Party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses and agrees, promptly following such other Party’s request, to file any applicable insurance claims and will take all reasonable necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

(b) In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Article XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the amount of reasonable expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

(c) Each of the Parties agrees to take all reasonable steps to mitigate their respective Losses (including using commercially reasonable efforts to recover under applicable insurance policies or other indemnities and incurring costs only as reasonably necessary to remedy the breach that gives rise to such Loss) upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(d) No Buyer Group Member shall have any right to indemnification pursuant to this Article XI with respect to any Loss or alleged Loss if such matter was included on the Closing Date Balance Sheet or Buyer received a reduction in the Purchase Price pursuant to Article II.

(e) Any indemnification payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes.

(f) For purposes of calculating the amount of any Losses incurred arising out of or relating to a breach or an inaccuracy, no effect shall be given to any materiality or Material Adverse Effect qualification provided in any representation or warranty of Sellers or Buyer.

11.7 Exclusive Remedy. Buyer acknowledges and agrees that, from and after the Closing, its sole and exclusive remedy against Sellers with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the Contemplated Transactions shall be pursuant to the indemnification provisions set forth in this Article XI.

ARTICLE XII

TERMINATION

12.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Buyer and Sellers;

(b) by Buyer (but only so long as Buyer is not in material breach of its obligations under this Agreement) if there has been a material breach of any representation, warranty, covenant or agreement of Sellers, which breach would result in the failure of one or more of the conditions to Closing set forth in Article IX, and which failure or breach is not cured within thirty (30) days after Buyer has notified Sellers of such breach and Buyer’s intention to terminate this Agreement pursuant to this Section 12.1(b);

(c) by Sellers (but only so long as Sellers are not in material breach of any of their obligations under this Agreement) if there has been a material breach of any representation, warranty, covenant or agreement of Buyer, which breach would result in the failure of one or more of the conditions to Closing set forth in Article X, and which failure or breach is not cured within thirty (30) days after Sellers have notified Buyer of such breach and Sellers’ intention to terminate this Agreement pursuant to this Section 12.1(c);

(d) by either Sellers or Buyer in the event any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or order, writ, judgment, injunction, decree, stipulation, determination or award that has the effect of making the transactions Contemplated Transactions illegal or otherwise restraining or prohibiting any Contemplated Transaction; or

(e) by either Sellers or Buyer if the Closing shall not have occurred on or before December 31, 2012.

12.2 Notice of Termination. Any Party desiring to terminate this Agreement pursuant to Section 12.1 shall give prior written notice of such termination to the other Party to this Agreement.

12.3 Effect of Termination. If this Agreement shall be terminated pursuant to this Article XII, all further obligations of the Parties under this Agreement shall be terminated without further liability of any Party to the other, with the exception of (i) Sections 8.2, 13.1, 13.9, 13.12 and 13.13, and (ii) any liability of any Party for his, her or its willful breach of this Agreement.

ARTICLE XIII

GENERAL PROVISIONS

13.1 No Public Announcement. None of the Parties or their Affiliates will issue any press release or make any public announcement with respect to the Contemplated Transactions without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of Buyer (with respect to disclosures by Sellers) or Sellers (with respect to disclosures by Buyer), except to the extent that the disclosing Party determines in good faith that it is so obligated by applicable Law, in which case such disclosing Party shall give notice to Buyer or Sellers (as applicable) in advance of such Party’s intent to make such disclosure, announcement or issue such press release and the applicable Parties hereto or their Affiliates shall use reasonable efforts to cause a mutually agreeable release or disclosure or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement.

13.2 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile, by reputable overnight courier (costs prepaid), or by U.S. registered or certified mail (return receipt requested and postage prepaid), and shall be deemed given or made when (i) delivered personally, (ii) the Business Day sent (or next Business Day if not sent on a Business Day or not sent during normal business hours of the recipient) if sent by facsimile with receipt confirmation, (iii) one (1) Business Day after delivery to the overnight courier for next Business Day delivery, and (iv) three (3) Business Days after being sent by registered or certified mail, at the following address:

If to Buyer, to:

Acadia Healthcare Company, Inc.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

Attention: General Counsel

Facsimile: (615) 261-9685

with a copy (which shall not constitute notice) to:

Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, Tennessee 37219

Attention: E. Brent Hill

Facsimile: (615) 244-6804

If to Sellers, to:

2C4K, L.P.,

ARTC Acquisitions, Inc.

6930 Summerhill Road

Texarkana TX 75503

Attention: Susan E. Naples

Facsimile: 903-792-6638

with a copy (which shall not constitute notice) to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

211 Commerce Street, Suite 800

Nashville, Tennessee 37201

Attention: Ashby Q. Burks

Facsimile: (615) 744-5626

or to such other address as such Party may indicate by a notice given to the other Parties at least five (5) Business Days in advance in accordance with this Section 13.2.

13.3 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided, however, that no Party to this Agreement may assign its rights by operation of law or otherwise or delegate its obligations under this Agreement without the express prior written consent of, in the case of an assignment by Buyer, Sellers, and, in the case of Sellers, Buyer; provided, however, that Buyer shall have the right at any time, without such consent, to assign, in whole or in part, its rights hereunder and under any Buyer Ancillary Agreement to any of its Affiliates and to any lender providing financing to Buyer or any of its Affiliates for collateral security purposes; provided, further, that any such assignment in accordance with this Section 13.3 shall not relieve the assigning Party of any of its obligations hereunder.

13.4 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

13.5 Entire Agreement. This Agreement, together with the Exhibits and Schedules referred to herein, the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire agreement of the Parties with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the Parties. Each Party hereto acknowledges that in entering into and executing this Agreement, such Party relied solely upon the representations, warranties and agreements contained in this Agreement and no others.

13.6 Amendments. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by Buyer, each of the Sellers and the Representative.

13.7 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or Parties entitled to the benefit thereof; provided that any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any Party, it is authorized in writing by such Party or an authorized representative of such Party. The failure of any Party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

13.8 Exhibits and Schedules. All Exhibits and Schedules or other documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. Any matter, fact or item disclosed in any section or paragraph of the Schedules shall be considered disclosed with respect to such other section or paragraph of the Schedules or this Agreement, as the case may be, if the relevance of such disclosure to such other section or paragraph is reasonably apparent. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any section or paragraph of the Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, or are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any section or paragraph of the Schedules is or is not material for purposes of this Agreement, or is or is not in the ordinary course of business.

13.9 Expenses. Except as expressly set forth herein, whether or not the Closing occurs, each Party will pay all fees and expenses incurred by such Party in connection with the negotiation and preparation of this Agreement and the Contemplated Transactions, including the fees, expenses and disbursements of its counsel, financial advisors and accountants.

13.10 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Laws, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

13.11 Execution in Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the Parties. A facsimile copy of a signature page shall be deemed to be an original signature page. This Agreement shall become binding when one or more counterparts have been signed by each of the Parties. The Parties may deliver executed signature pages to this Agreement by facsimile or e-mail transmission. No Party may raise (a) the use of a facsimile or email transmission to deliver a signature or (b) the fact that any signature, agreement or instrument was signed and subsequently transmitted or communicated through the use of a facsimile or e-mail transmission as a defense to the formation or enforceability of a contract, and each Party forever waives any such defense.

13.12 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

(b) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof shall be brought and determined in the United States federal courts located in Delaware, or if such legal action or proceeding may not be brought in such court for jurisdictional purposes, in the state courts of Delaware. Each of the parties hereby (i) irrevocably submits with regard to any such action or proceeding to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any Contemplated Transaction and waives the defense of sovereign immunity, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court or that such action is brought in an inconvenient forum and (iii) agrees that it shall not bring any action relating to this Agreement or any Contemplated Transaction in any court other than any Delaware state or federal court sitting in New Castle County, Delaware.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

13.13 Remedies.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article XII, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the Parties are entitled at law or in equity.

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

13.14 Interpretation. For purposes of this Agreement:

(a) The words “include,” “includes” and “including” indicate examples of a predicate word or clause and not a limitation on that word or clause, and shall be deemed to be followed by the words “without limitation;”

(b) The word “or” is not exclusive and shall mean “and/or;”

(c) The words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole;

(d) The phrase “ordinary course of business” or phrases of similar import shall be deemed to be followed by the words “consistent with past practice;”

(e) All pronouns and any variation thereof will be construed to refer to such gender and number as the identity of the subject may require;

(f) References to “$” or “Dollars” shall be to United States dollars;

(g) Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, contract, instrument or other document means such agreement, contract, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder;

(h) The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein;

(i) Headings of Articles, Sections and subsections herein are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement;

(j) With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence; and

(k) Each Party participated in the negotiation and drafting of this Agreement, assisted by such legal and tax counsel as it desired, and contributed to its revisions. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing or enforcing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against either Party, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

2C4K, L.P.

By: NBE Management, LLC, General Partner

By:	/s/ Susan E. Naples

	Name:	Susan E. Naples

	Title:	Manager

ARTC ACQUISITIONS, INC.

By:	/s/ Susan E. Naples

	Name:	Susan E. Naples

	Title:	President

ACADIA VISTA, LLC

By: Acadia Healthcare Company, Inc., its sole member

By:	/s/ Christopher L. Howard

	Name:	Christopher L. Howard

	Title:	Executive Vice President, Secretary and General Counsel

JOINDER

To facilitate the consummation of the transactions contemplated within this Agreement and in consideration of the benefits inuring hereunder to its indirect wholly-owned Subsidiary, the undersigned, Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”) hereby joins this Agreement for the sole purpose of being responsible, on a joint and several basis with Buyer, for the payment and performance of all of the obligations of Buyer arising under this Agreement. Acadia hereby also agrees not to transfer or assign its obligations under this Agreement.

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard

	Name:	Christopher L. Howard

	Title:	Executive Vice President, Secretary and General Counsel

INDEX OF SCHEDULES AND EXHIBITS*

*	Schedules and Exhibits are omitted in accordance with Item 601(b)(2) of Regulation S-K. Acadia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Exhibits

Exhibit 2.2(b)	Form of Escrow Agreement
Exhibit 2.3(a)	Working Capital Example
Exhibit 2.3(c)	Working Capital Principles
Exhibit 3.4(l)	Form of Seller Guaranty
Exhibit 3.4(m)	Form of Seller’s Legal Opinion

Schedules

Schedule 1.1A	Excluded Liabilities
Schedule 1.1B	Facilities
Schedule 1.1C	GAAP
Schedule 4.4	Title to AmiCare Units
Schedule 5.2	Encumbered Units; List of Options
Schedule 5.3	Subsidiaries
Schedule 5.4	Financial Statements
Schedule 5.5	Undisclosed Liabilities
Schedule 5.6	Absence of Changes
Schedule 5.7	Taxes
Schedule 5.7(d)	Taxing Jurisdictions
Schedule 5.7(l)	Company Qualifications
Schedule 5.7(n)	Tax Returns for Which Statute of Limitations Has Not Run
Schedule 5.7(o)	Corporations
Schedule 5.8	Governmental Permits
Schedule 5.9	Compliance
Schedule 5.10	Regulatory Matters
Schedule 5.10(d)	Open Cost Reports
Schedule 5.10(e)	Government Program Adverse Actions
Schedule 5.10(f)	Adverse Accreditation Actions
Schedule 5.10(g)	Medical Staff Matters
Schedule 5.11	Legal Proceedings
Schedule 5.12(a)	Owned Real Property
Schedule 5.12(b)	Material Leases
Schedule 5.12 (c)	Lessor
Schedule 5.12(d)	Real Property Taking
Schedule 5.13	Personal Property
Schedule 5.14	Intellectual Property
Schedule 5.15	Material Contracts
Schedule 5.16	Accounts Receivable
Schedule 5.17(a)	Employee Benefit Plans
Schedule 5.17(b)	Employee Benefit Plan Compliance

Schedules (continued)

Schedule 5.17(c)	Defined Benefit Plans
Schedule 5.17(d)	Benefit Continuation Plans and Agreements
Schedule 5.17(g)	Severance Payments
Schedule 5.17(i)	Current and Former Employees Eligible for COBRA
Schedule 5.18	Labor Matters - Employees Terminated in Last 90 Days
Schedule 5.19	Environmental Matters
Schedule 5.20	Insurance
Schedule 5.21	Related Party Transactions
Schedule 7.3	Operations Prior to Closing
Schedule 7.7	Additional Agreements
Schedule 8.1	Purchase Price Allocation
Schedule 8.1(c)	Amended Tax Returns
Schedule 9.6	Third Party Consents